FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding 2018 annual results of Huaneng Power International, Inc. (the Registrant”);
2.          An announcement regarding resolutions passed at the 8th meeting of the 9th session of the board of directors of the Registrant;
3.          An announcement regarding 2018 implementation status in relation to the performance undertaking regarding certain assets acquired by the Registrant in 2016; and
4.          An announcement regarding proposed amendments to the articles of association of the Registrant;

Each made by the Registrant on March 20, 2019.

Announcement 1

Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF ANNUAL RESULTS FOR 2018

Power generation by domestic power plants:	430.457 billion kWh

Consolidated operating revenue:	RMB169.551 billion

Net profit attributable to equity holders of the Company:	RMB734 million

Earnings per share:	RMB0.03

Proposed dividend:	RMB0.10 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2018.

For the twelve months ended 31 December 2018, the Company realized consolidated operating revenue of RMB169.551 billion, representing an increase of 11.21% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB734 million, representing a decrease of 53.51% as compared with the same period last year. Earnings per share amounted to RMB0.03. The Board is satisfied with the Company’s results last year.

The Board proposed to declare a cash dividend of RMB0.10 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2018

In 2018, the Company proactively adapted to the changes in the market and anticipated the dynamics of the reforms in national economy and power market system to promptly realign our operating strategy. Throughout the year, we maintained stable operation of safe and clean production, constantly optimised the power structure, realised increases in both quantity and price in power generation, achieved excellent marketing results, effectively controlled the fuel cost, and steadily carried out capital operation. As a result, we have satisfactorily achieved our annual business objectives and maintained our leading position in the industry.

1.	Operating Results

For the twelve months ended 31 December 2018, the Company realized consolidated operating revenue of RMB169.551 billion, representing an increase of 11.21% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB734 million, representing a decrease of 53.51% as compared with the same period last year. Earnings per share amounted to RMB0.03.

As at the end of 2018, net assets (excluding non-controlling interests) per share of the Company amounted to RMB6.18, representing an increase of 7.11% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 18 March 2019 and reviewed the 2018 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year of 2018 on consolidated basis amounted to 430.457 billion kWh, representing a year-on-year increase of 9.12%. The electricity sold amounted to 405.943 billion kWh, representing a year-on-year increase of 9.30%. The annual average utilization hours of the Company’s domestic power plants reached 4,208 hours, representing a year-on-year increase of 257 hours. The utilization hours of coal-fired power generating units was 4,495 hours, representing a year-on- year increase of 301 hours. In most of the areas where the Company’s coal- fired power plants are located, the utilization hours of the Company were in a leading position. Total heat supplied by the Company’s domestic operating power plants for the year of 2018 on consolidated basis amounted to 216 million GJ, representing a year-on-year increase of 19.58%.

3.	Cost Control

Throughout 2018, the Company procured an aggregate of 196 million tons of coal. By continuously and accurately judging coal market trends, optimizing procurement strategy and regional supply structure, reinforcing cooperation with major coal mines, targeting high-quality low-cost resources on an advanced basis, and reducing the increase of unit procurement price of standard coal effectively, the Company controlled the fuel procurement costs in a better way, while the market price of coal remained high throughout the year. The unit fuel cost of our domestic power plants throughout the year occurred for sales of power was RMB236.89/MWh, representing a year-on-year increase of 4.85%.

4.	Energy Saving and Environmental Protection

In 2018, the Company continued to lead its peers in terms of production safety, technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 94.51% and its weighted average house consumption rate was 4.34%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 288.45 grams/kWh. The Company’s average coal consumption rate for power sold was 307.03 grams/kWh.

The Company attaches great importance to energy saving and environmental protection and has so far equipped all of its coal-fired generating units with desulphurization, denitrification and dust removal devices, with each indicator meeting the requirements for environmental protection. The Company also implemented ultra-low emission renovation as planned. In 2018, the Chinese government put forward the request to resolutely fight the tough battle against pollution. The State Council issued a three-year action plan on defending the blue sky, requiring industrial enterprises such as power plants to further reduce the total emission of major air pollutants. The Company’s power plants continue to strengthen the operation and maintenance management of generating units and environmental protection facilities to ensure that we meet the requirements under the discharge permit.

5.	Project Development

The Company progressed smoothly in the construction of power supply projects. During the year, the controlled generation capacity of the newly commissioned wind generating units and photovoltaic units was 482 MW and 171 MW, respectively. As of 31 December 2018, the Company’s controlled and equity- based generation capacity was 105,991 MW and 93,755 MW, respectively.

6.	Capital Operation

In October 2018, the Company successfully completed the non-public issuance of A shares. The Company issued a total of approximately 498 million A shares to seven placees at an issue price of RMB6.55 per share. The total proceeds from the issuance was RMB3.260 billion.

7.	Singapore Business

In 2018, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 21.1%, representing a year-on-year decrease of 0.8 percentage point. The net loss attributable to equity holders of the Company amounted to RMB695 million. In light of factors such as the adjustment to the fuel reserve policy by the Singapore Energy Market Authority, Tuas Power seized the favorable opportunity arising from the rise of fuel oil prices to dispose of some fuel oil inventories in 2018. After deducting fuel oil disposal losses and provision for deduction in price in an aggregate of RMB320 million, the loss has been reduced by RMB67 million as compared to that of 2017.

The Company continues to deliver promising performance in the capital markets. It was awarded “Listed Company with Outstanding Contribution to the 40th Anniversary of Reform and Opening-up” in the 2018 China Securities Golden Bauhinia Awards. Mr. Zhao Keyu, general manager of the Company, won the “Best CEO of Listed Company” award in Sina Finance Golden Lion Awards. Besides, the Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for ten consecutive years and ranked 135th in 2018.

PROSPECTS FOR 2019

In 2019, the Company will thoroughly implement development strategies and proactively seize market opportunities. Based on safety and environmental protection, focusing on quality and efficiency, and driven by reform and innovation, it will further promote quality improvement, efficiency enhancement, transformation and upgrading. The Company will focus on its objective of building an internationally leading power generation listed company and continuously improve its business performance, so as to create more values for the nation, the society and its shareholders.

In respect of power generation, the Company will endeavor to implement the state’s plans on safe production and strengthen the accountability of all employees. It will strengthen grading-based risk management and control, hazard investigation and management, as well as anti-violation governance, so as to prevent personal injury and death. It will strengthen the maintenance of generating units and quality evaluation and assessment to maintain a sound overall excellence rate in the overhaul. It will concretely procure “no unplanned outage” of its power plants and unceasingly enhance the safe and stable operation of generating units. The Company will persistently improve the standard of smart power generation and clean power generation as well as diligently promote energy conservation reform and optimize its operation so as to reinforce its leading position in energy saving and environmental protection areas.

In respect of the power marketing, the Company will take a market-oriented approach and strengthen research on policies and trading mechanism to grasp market opportunities. It will create differentiated competitive advantages, optimize regional power generation structure, and strive to expand the scale of transactions. It will actively explore the spot market, accelerate the establishment of the decision-making process for bidding and quoting, the risk control mechanism and the information support system, and push forward the construction of integrated operation centres in pilot areas. It will centrally plan and coordinate cross-provincial and cross- regional transactions and strive to increase transaction prices. It will aim at delivering a domestic power generation of approximately 440.0 billion kWh and average utilization of around 4,200 hours for the year. In areas with low heat prices, it will make active efforts to increase the heat prices. It will further increase the recovery rate of electricity and heat fee.

In respect of fuel, the Company will reinforce policy research and market analysis, and enhance the insights and stability in fuel procurement. The Company will establish a firm and effective fuel supply chain and dynamically optimize long- term contract resources based on the structural outlay and region characteristics of resources. Leveraging on its advantages in scale procurement, the Company will strengthen strategic cooperation with large-scale coal enterprises to strive for a more reasonable pricing mechanism. The Company will further improve the fuel management system, strengthen the management of coal yards, and continuously improve the mixing capability to strictly control fuel costs.

In respect of capital, the Company will closely monitor the changes in the domestic capital market and give full play to its management advantages. In addition to ensuring the efficiency of the main financing channel (i.e. credit financing), the Company will seize the cost advantages presented by the proactive fiscal policy and prudent monetary policy to innovate new financing means and to expand the scale and channels of direct financing, so to ensure the security of funds while striving to reduce capital cost.

The Company will adhere to the new development philosophy, fully reinforce the management of market value and enhance its brand value. The Company will steadily introduce reforms and innovations to strengthen the dynamics for innovation in business development. The Company will safeguard the sound implementation of its various business plans by its solid and efficient basic management standards.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are development in and construction, operation and management of power plants within China. As of 31 December 2018, the Company had a controlled generation capacity of 105,991 MW and an equity- based installed generation of 93,755 MW, of which 16.50% was from clean energy sources (gas turbine, hydro, wind, photovoltaic and other power generation). The Company located its power in 26 provinces, autonomous region and municipalities within China; the Company has a wholly owned power enterprise located in Singapore, and invested in a power generation company in Pakistan (consolidated since December 2018). The Company is one of the biggest listed power company.

For the year ended 31 December 2018, the operating revenue of the Company amounted to RMB169.551 billion, representing an increase of 11.21% over the same period of last year. The net profit attributable to equity holders of the Company was RMB0.734 billion, representing a decrease of 53.51% over the same period of last year; the earnings per share was RMB0.03.

A.	OPERATING RESULTS

1.	2018 operating results

In July 2018, the Company completed the acquisition under common control of the subsidiaries of Taishan Power Limited Company (“Taishan Power”) including Shandong Huaneng Liaocheng Thermal Power Co., Ltd. (“Shandong Liaocheng Thermal Power”), Shandong Huaneng Laiwu Thermal Power Co., Ltd. (“Shandong Laiwu Thermal Power”) and Shandong Huaneng Laizhou Wind Power Generation Co., Ltd. (“Laizhou Wind Power”). The aforementioned entities were included in the consolidated financial statements since early August 2018.

The power generation of the Company’s domestic power plants for the year ended 31 December 2018 are as listed below (in billion kWh):

	Power Generation		Electricity Sold
Domestic Power Plant	2018	Change	2018	Change

Heilongjiang Province	13.398	1.72%	12.562	1.97%
Coal-fired	12.282	0.26%	11.466	0.47%
Wind-power	1.039	12.74%	1.021	12.50%
PV	0.077	–	0.076	–
Jinlin Province	10.053	16.94%	9.504	17.18%
Coal-fired	8.743	17.40%	8.243	17.61%
Wind-power	0.975	13.39%	0.949	13.58%
Hydro-power	0.076	21.38%	0.074	20.91%
PV	0.039	231.73%	0.038	231.41%
Biomass power	0.220	2.40%	0.199	3.23%
Liaoning Province	19.548	-0.79%	18.168	-1.23%
Coal-fired	18.984	-1.40%	17.612	-1.87%
Wind-power	0.350	5.02%	0.348	5.07%
Hydro-power	0.059	50.06%	0.058	49.80%
PV	0.155	95.97%	0.151	93.96%
Inner Mongolia	0.243	6.38%	0.240	6.39%
Wind-power	0.243	6.38%	0.240	6.39%
Hebei Province	13.423	0.17%	12.601	0.13%
Coal-fired	13.125	-0.05%	12.315	-0.23%
Wind-power	0.241	5.36%	0.231	13.54%
PV	0.057	43.20%	0.055	46.22%
Gansu Province	11.820	18.97%	11.220	19.19%
Coal-fired	9.819	17.84%	9.273	17.90%
Wind-power	2.000	24.88%	1.947	25.78%

	Power Generation		Electricity Sold
Domestic Power Plant	2018	Change	2018	Change

Ningxia	0.022	111.02%	0.021	115.47%
PV	0.022	111.02%	0.021	115.47%
Beijing	8.521	37.98%	8.086	45.39%
Coal-fired	1.692	26.36%	1.499	28.90%
Combined Cycle	6.829	41.20%	6.588	49.74%
Tianjin	7.504	3.18%	7.042	2.93%
Coal-fired	5.793	2.39%	5.380	2.09%
Combined Cycle	1.708	5.84%	1.659	5.64%
PV	0.003	111.87%	0.003	112.26%
Shanxi Province	10.916	11.24%	10.196	11.00%
Coal-fired	8.807	25.19%	8.143	25.36%
Combined Cycle	2.033	-25.88%	1.977	-25.89%
PV	0.076	116.85%	0.076	242.30%
Shandong Province	97.700	9.20%	91.654	9.39%
*Coal-fired	96.481	8.59%	90.491	8.81%
*Wind-power	0.835	89.49%	0.785	78.58%
PV	0.384	105.94%	0.378	104.27%
Henan Province	27.074	21.89%	25.516	21.93%
Coal-fired	25.201	21.90%	23.689	21.83%
Combined Cycle	1.750	22.90%	1.712	22.86%
Wind-power	0.098	15.29%	0.090	17.28%
PV	0.025	98.97%	0.025	98.90%
Jiangsu Province	42.653	-0.21%	40.445	-0.02%
Coal-fired	34.804	-4.45%	32.762	-4.75%
Combined Cycle	6.009	15.59%	5.892	17.61%
Wind-power	1.747	62.49%	1.701	69.37%
PV	0.093	110.43%	0.090	107.50%
Shanghai	18.180	-1.64%	17.185	-1.74%
Coal-fired	16.325	-3.60%	15.373	-3.78%
Combined Cycle	1.855	19.69%	1.813	19.78%
Chongqing	9.951	16.32%	9.224	16.31%

	Power Generation		Electricity Sold
Domestic Power Plant	2018	Change	2018	Change

Coal-fired	8.558	15.84%	7.873	16.01%
Combined Cycle	1.360	15.79%	1.327	16.01%
Wind-power	0.032	–	0.024	–
Zhejiang Province	27.090	-1.81%	26.002	-1.83%
Coal-fired	26.356	-2.71%	25.281	-2.76%
Combined Cycle	0.674	50.05%	0.660	50.73%
PV	0.062	24.66%	0.061	23.79%
Hubei Province	17.519	18.89%	16.386	18.46%
Coal-fired	16.736	18.31%	15.674	18.61%
Wind-power	0.458	75.31%	0.396	38.24%
Hydro-power	0.303	-9.85%	0.294	-9.53%
PV	0.022	271.80%	0.022	269.60%
Hunan Province	11.410	22.58%	10.696	22.81%
Coal-fired	10.509	23.98%	9.808	24.33%
Wind-power	0.545	2.54%	0.539	2.52%
Hydro-power	0.325	13.95%	0.319	14.04%
PV	0.032	98.30%	0.031	93.50%
Jiangxi Province	21.106	6.59%	20.188	6.73%
Coal-fired	20.720	6.10%	19.812	6.12%
Wind-power	0.385	41.32%	0.376	53.35%
Anhui Province	6.151	3.59%	5.873	3.45%
Coal-fired	5.776	1.09%	5.506	0.94%
Wind-power	0.298	136.37%	0.290	133.56%
Hydro-power	0.077	-22.01%	0.077	-22.07%
Fujian Province	12.495	20.37%	11.800	20.52%
Coal-fired	12.482	20.34%	11.787	20.44%
PV	0.012	69.23%	0.012	199.78%
Guangdong Province	25.648	19.58%	24.539	19.76%
Coal-fired	25.626	19.61%	24.517	19.78%
PV	0.022	-1.37%	0.022	-1.33%
Guangxi Province	0.339	1,052.18%	0.325	–

	Power Generation		Electricity Sold
Domestic Power Plant	2018	Change	2018	Change

Combined Cycle	0.339	1,052.18%	0.325	–
Yunnan Province	4.450	20.66%	4.146	22.00%
Coal-fired	3.885	18.80%	3.596	19.99%
Wind-power	0.565	35.17%	0.549	36.94%
Guizhou Province	0.197	240.83%	0.194	260.17%
Wind-power	0.197	240.83%	0.194	260.17%
Hainan Province	13.044	11.99%	12.129	12.21%
Coal-fired	12.635	11.54%	11.725	11.72%
Combined Cycle	0.024	21.22%	0.023	21.34%
Wind-power	0.097	-16.50%	0.095	-16.47%
Hydro-power	0.228	48.80%	0.226	49.20%
PV	0.060	97.20%	0.059	97.67%
Total	430.457	9.12%	405.943	9.30%

Note:
The statistics marked * comprise newly acquired power plants of the Company that were included in the consolidated financial statements in early August 2018. The comparison figures thereof are solely for reference purposes.

The increase in the Company’s power generation for the year was mainly attributable to the following reasons: (1) the growth of the national total electricity consumption was better than that anticipated at the beginning of the year, especially the electricity consumption by the tertiary industry and urban and rural residents maintained at a double-digit growth; (2) affected by factors such as increased demand and reduced water supply, the Company’s thermal power utilization hours rebounded significantly; and (3) the new gas turbine, wind-power and photovoltaic units contributed to the growth of power generation.

For the year ended 31 December 2018, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.1%, representing a decrease of 0.8 percentage point from the same period last year.

In respect of tariff, the Company’s domestic average tariff for the year ended 31 December 2018 was RMB418.48 per MWh, increased by RMB4.47 per MWh from last year. SinoSing Power’s average tariff for 2018 was RMB648.74 per MWh, representing an increase by 19.22% from last year.

In respect of fuel costs, due to the increase in fuel prices, the Company’s fuel cost per unit of power sold by domestic power plants increased by 4.85% to RMB236.89 per MWh from last year.

Combining the forgoing factors, for the year ended 31 December 2018, the Company recorded an operating revenue of RMB169.551 billion, representing an increase of 11.21% from RMB152.459 billion of last year, and the net profit attributable to equity holders of the Company of RMB0.734 billion, representing a decrease of 53.51% from RMB1.580 billion of last year.

For the year ended 31 December 2018, the net profit attributable to equity holders of the Company from domestic operations was RMB1.429 billion, representing a decrease of RMB0.628 billion from RMB2.057 billion for the same period last year. The decrease was primarily attributable to rising fuel prices, increased financial costs and reduced investment income. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB695 million, representing a loss increase of RMB218 million compared to the same period last year, which is principally attributable to Tuas Power’s decreased profit by RMB320 million (about S$65 million) from the disposal of fuel oil and impairment provision for fuel oil.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2018, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB169.551 billion, representing an increase of 11.21% from RMB152.459 billion for the year ended 31 December 2017. The operating revenue from domestic operations of the Company increased by RMB15.166 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB5.592 billion.

The operating revenue from the operations of the Company in Singapore increased by RMB1.925 billion over the same period of last year, which was mainly attributed to the aggressive competitive strategy adopted by the Company in Singapore and the increased on-grid tariff compared to the same period of last year.

Region/type of power generation	Average tariff rate (VAT inclusive) (RMB/MWh)
	2018	2017	Change

Heilongjiang Province
Coal-fired	393.28	376.88	4.35%
Wind-power	516.82	595.75	-13.25%
PV	750.90	–	N/A
Jilin Province
Coal-fired	385.18	383.75	0.37%
Wind-power	518.74	551.80	-5.99%
Hydro-power	426.74	426.63	0.03%
PV	834.14	879.95	-5.21%
Biomass power	754.58	750.02	0.61%
Liaoning Province
Coal-fired	398.85	370.25	7.73%
Wind-power	572.25	583.79	-1.98%
Hydro-power	330.00	330.00	0.00%
PV	898.76	907.54	-0.97%
Inner Mongolia
Wind-power	461.87	452.91	1.98%
Hebei Province
Coal-fired	378.05	366.23	3.23%
Wind-power	522.09	541.30	-3.55%
PV	801.90	978.48	-18.05%
Gansu Province
Coal-fired	289.85	246.89	17.40%
Wind-power	403.12	459.23	-12.22%
Ningxia
PV	805.11	800.00	0.64%
Beijing
Coal-fired	463.40	749.82	-38.20%
Combined Cycle	667.36	674.07	-1.00%

Region/type of power generation	Average tariff rate (VAT inclusive) (RMB/MWh)
	2018	2017	Change

Tianjin
Coal-fired	397.46	393.82	0.92%
Combined Cycle	708.05	699.14	1.27%
PV	881.64	879.99	0.19%
Shanxi Province
Coal-fired	326.40	317.52	2.80%
Combined Cycle	684.65	678.32	0.93%
PV	908.91	1,370.19	-33.67%
Shandong Province
*Coal-fired	404.01	397.13	1.73%
*Wind-power	564.46	625.68	-9.78%
PV	862.56	881.74	-2.18%
Henan Province
Coal-fired	349.86	370.27	-5.51%
Combined Cycle	640.53	600.00	6.76%
Wind-power	551.34	610.00	-9.62%
PV	380.00	375.34	1.24%
Jiangsu Province
Coal-fired	438.53	401.57	9.21%
Combined Cycle	590.83	599.85	-1.50%
Wind-power	724.53	679.60	6.61%
PV	929.01	957.89	-3.02%
Shanghai
Coal-fired	411.76	398.00	3.46%
Combined Cycle	848.25	911.36	-6.93%
Chongqing
Coal-fired	412.66	392.74	5.07%
Combined Cycle	746.10	811.53	-8.06%
Wind-power	615.26	–	N/A

Region/type of power generation	Average tariff rate (VAT inclusive) (RMB/MWh)
	2018	2017	Change

Zhejiang Province
Coal-fired	418.61	421.15	-0.60%
Combined Cycle	867.83	912.07	-4.85%
PV	1,054.58	1,128.38	-6.54%
Hubei Province
Coal-fired	422.40	402.46	4.96%
Wind-power	630.28	676.00	-6.76%
Hydro-power	381.98	378.04	1.04%
PV	887.76	880.00	0.88%
Hunan Province
Coal-fired	463.72	455.94	1.71%
Wind-power	610.84	606.72	0.68%
Hydro-power	376.07	376.17	-0.03%
PV	907.78	879.57	3.21%
Jiangxi Province
Coal-fired	420.96	411.82	2.22%
Wind-power	612.62	610.00	0.43%
Anhui Province
Coal-fired	380.70	371.86	2.38%
Wind-power	613.38	610.00	0.55%
Hydro-power	384.40	376.74	2.03%
Fujian Province
Coal-fired	400.15	375.59	6.54%
PV	985.72	980.00	0.58%
Guangdong Province
Coal-fired	415.14	431.23	-3.73%
PV	986.49	980.00	0.66%
Guangxi Province
Combined Cycle	547.20	–	N/A
Yunnan Province
Coal-fired	514.50	577.23	-10.87%
Wind-power	470.14	478.37	-1.72%

Region/type of power generation	Average tariff rate (VAT inclusive) (RMB/MWh)
	2018	2017	Change

Guizhou Province
Wind-power	608.00	599.76	1.37%
Hainan Province
Coal-fired	441.68	431.33	2.40%
Combined Cycle	1,565.26	1,619.97	-3.38%
Wind-power	612.15	608.99	0.52%
Hydro-power	402.62	399.53	0.77%
PV	958.71	991.44	-3.30%
Domestic total	418.48	414.01	1.08%
SinoSing Power	648.74	544.15	19.22%

Note 1:	The tariff of combined-cycle power plants in Shanghai, Zhejiang, Jiangsu and Chongqing consists of on-grid settlement price and capacity subsidy income.

Note 2:
The statistics marked * comprise newly acquired power plants of the Company that were included in the consolidated financial statements in early August 2018. The comparison figures thereof are solely for reference purposes.

Tax and levies on operations mainly consist of surcharges of value- added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2018, the tax and levies on operations of the Company and its subsidiaries were RMB1.789 billion, representing an increase of RMB413 million from RMB1.376 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB18 million.

2.2	Operating expenses

For the year ended 31 December 2018, the total operating expenses of the Company and its subsidiaries was RMB157.647 billion, representing an increase of 11.10% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB13.638 billion, or 10.36%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB1.530 billion; the costs attributable to the existing entities increased by RMB12.108 billion, which was primarily attributable to the increased fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore increased by RMB2.109 billion, or 20.55%, from the same period last year, which was mainly due to increased gas price attributable to the rise of international oil price.

2.2.1	Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2018, fuel costs of the Company and its subsidiaries increased by 14.02% to RMB105.736 billion from the RMB92.737 billion for the year ended 31 December 2017. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB12.307 billion, which was primarily attributable to the increased fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.890 billion and the fuel costs of the existing generating units increased by RMB11.417 billion from same period last year. Fuel costs in Singapore increased by RMB0.692 billion from the same period last year, mainly due to increased fuel costs arising from increased natural gas prices. For the year ended 31 December 2018, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB551.35 per ton, representing a 0.61% increase from the RMB548.02 per ton for the year ended 31 December 2017. The fuel cost per unit of power sold by the Company’s domestic power plants increased by 4.85% to RMB236.89/MWh from RMB225.92/MWh in 2017.

2.2.2	Maintenance

For the year ended 31 December 2018, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.393 billion, representing an increase of RMB45 million from RMB4.348 billion for the year ended 31 December 2017. The maintenance expenses of the Company’s domestic operations increased by RMB54 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB9 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2018, depreciation expenses of the Company and its subsidiaries increased by 1.41% to RMB20.466 billion, compared to RMB20.181 billion for the year ended 31 December 2017; the increase is mainly due to the newly acquired entities and new generating units put into operation. The depreciation expenses of domestic operations increased by RMB0.369 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB0.320 billion. The depreciation expenses of the operations in Singapore decreased by RMB84 million compared to the same time last year.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2018, the labor costs of the Company and its subsidiaries amounted to RMB11.845 billion, representing an increase of RMB1.255 billion from RMB10.590 billion for the year ended 31 December 2017. This is mainly attributable to good operating results of the Company's domestic plants and the raise of the Company's annuity contribution percentage. Labor costs for Singapore operations decreased by RMB17 million compared to the same time last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net gains or losses on disposal of non-current assets. For the year ended 31 December 2018, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB15.206 billion, representing an increase of RMB1.162 billion from RMB14.044 billion for the year ended 31 December 2017. The other operating expenses from the Company’s domestic operations decreased by RMB0.365 billion due to decreased exchange of tariff quota and change of environmental protection fee into the tax and levies on operations. The other operating expenses from the newly acquired entities and new generating units were RMB0.108 billion. Other operating expenses of the operations in Singapore increased by RMB1.527 billion compared to the same period last year.

2.3	Financial expenses, net

Net financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2018, the interest expenses of the Company and its subsidiaries were RMB10.486 billion, representing an increase of 7.56% from RMB9.749 billion for the year ended 31 December 2017. The interest expenses from the Company’s domestic operations increased by RMB0.723 billion. The interest expenses from the newly acquired entities and new generating units were RMB0.210 billion and those incurred by the existing entities in China increased by RMB0.513 billion, which is largely attributable to increased debts scale. The interest expenses of Singapore operations increased by RMB14 million compared to the same period last year.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2018, the Company and its subsidiaries recorded a net loss of RMB161 million from exchange difference and bank charges, while a net gain of RMB144 million was recorded for the year ended 31 December 2017, mainly due to the weakened exchange rate of RMB against U.S. dollar.

The operations in Singapore recorded net loss of RMB25 million in exchange losses and bank charges, representing a increase of RMB8 million from the net loss of RMB17million for the year ended 31 December 2017, mainly due to the strengthened exchange rate of U.S. dollar against Singapore dollar.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2018, the share of profits less losses of associates and joint ventures was RMB1.823 billion, representing an increase of RMB1.398 billion from RMB0.425 billion of last year, mainly due to increased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2018, the Company and its subsidiaries recognized income tax expenses of RMB0.643 billion, representing a decrease of RMB0.575 billion from RMB1.218 billion for the year ended 31 December 2017. The income tax expenses for the domestic operations decreased by RMB0.540 billion primarily attributable to increase in coal price from same period last year, which reduced the profitability of the Company’s coal-fired power plants. The income tax expenses of the operations in Singapore decreased by RMB35 million.

2.6	Net profit, net profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2018, the Company and its subsidiaries achieved a net profit of RMB1.330 billion, representing a decrease of RMB0.254 billion, or 16.04%, from RMB1.584 billion for the year ended 31 December 2017; the net profit attributable to equity holders of the Company was RMB0.734 billion, representing a decrease of RMB0.846 billion from RMB1.580 billion for the year ended 31 December 2017.

The profit attributable to equity holders of the Company from its domestic operations decreased by RMB0.628 billion, mainly contributable to rising fuel prices, increased financial costs and reduced investment income. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB695 million, representing an increase of RMB218 million from same period last year. This was mainly due to Tuas Power’s decreased profit by RMB320 million (about S$65 million) from the disposal of fuel oil and impair provision of fuel oil.

The Company’s recorded net profit attributable to non-controlling interests increased to RMB596 million for the year ended 31 December 2018 from RMB4 million for the year ended 31 December 2017, mainly attributable to the increases of the profit of non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2018, consolidated total assets of the Company and its subsidiaries were RMB419.903 billion, representing an increase of 5.88% from RMB396.590 billion as of 31 December 2017; total assets of the domestic operations increased by RMB10.230 billion to RMB378.859 billion, including a net decrease of RMB0.437 billion in non-current assets, which is mainly attributable to the newly acquired entities and the capital expenditure on construction projects.

As of 31 December 2018, for overseas operation, total assets of the operations in Singapore were RMB27.258 billion, representing a decrease of RMB703 million from the same period last year, non- current assets increased by RMB4 million to RMB23.813 billion. Total assets of the operations in Pakistan were RMB13.786 billion, non-current assets were RMB10.485 billion.

2.7.2	Comparison of liability items

As of 31 December 2018, consolidated total liabilities of the Company and its subsidiaries were RMB303.782 billion, representing an increase of 5.12% from RMB288.975 billion as of 31 December 2017.

As of 31 December 2018, interest-bearing debts of the Company and its subsidiaries totaled RMB254.170 billion. The interest- bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and financial leases payable (including those maturing within a year). The interest-bearing debts denominated in foreign currencies amounted to RMB2.279 billion.

As of 31 December 2018, for overseas operation, the total liabilities of the operations in Singapore were RMB15.309 billion, representing an increase of 1.40% from RMB15.098 billion as of 31 December 2017. The total liabilities of the operations in Pakistan were RMB11.158 billion.

2.7.3	Comparison of equity items

As of 31 December 2018, excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased, including an increase impact arising from the issuance of Yingda insurance financing plan at face value of RMB5 billion in September, 2018, an increase of post-tax impact of RMB1 million arising from fair value changes of other equity instrument investment held by the Company and its subsidiaries, a decrease of post-tax impact of RMB0.260 billion arising from changes in other comprehensive income of the Company’s investees accounted for under equity method, a decrease of post- tax impact of RMB0.470 billion arising from fair value changes of cash flow hedge instruments, an increase of RMB0.335 billion from translation difference of the financial statements of foreign operations.

Non-controlling interests as of 31 December 2018 increased by RMB1.713 billion.

2.7.4	Major financial position ratios

	2018	2017

Current ratio	0.45	0.31
Quick ratio	0.38	0.26
Ratio of liability to equity holders’ equity	3.22	3.30
Multiples of interest earned	1.13	1.23

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to equity holders’ equity	=	balance of liabilities as of the year end
balance of equity holders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio increased as of 31 December 2018 compared to that of 31 December 2017 mainly due to increase of current assets especially inventories and bank balances and cash. The ratio of liabilities to equity holders’ equity as of 31 December 2018 decreased compared to that of 31 December 2017 mainly due to the issuance of Yingda insurance financing plan at face value of RMB5 billion. The multiples of interest earned decreased mainly due to reduced pre-tax profit for the year ended 31 December 2018.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended December 31
	2018	2017	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	28.729	29.198	-1.61%
Net cash used in investing activities	-20.376	-31.749	-35.82%
Net cash (used in)/provided by financing activities	-2.243	4.013	-155.89%
Currency exchange impact	0.026	0.010	160.00%
Net increase in cash and cash equivalents	6.136	1.472	316.85%
Cash and cash equivalents as at the beginning of the year	9.282	7.810	18.85%
Cash and cash equivalents as at the end of the year	15.418	9.282	66.11%

For the year ended 31 December 2018, net cash provided by operating activities of the Company and its subsidiaries was RMB28.729 billion, representing a decrease of 1.61% from last year, which is principally because that the Company’s revenue increase from electricity growth and rising electricity prices in the reporting period was offset by the increase in fuel purchase costs. Net cash provided by operating activities in Singapore was RMB830 million. The net cash used in investing activities was RMB20.376 billion, representing an decrease of 35.82% from last year, which is mainly due to less cash outflows from relatively smaller acquisitions during this year. The net cash used in financing activities was RMB2.243 billion, representing an decrease of RMB6.256 billion to the net cash inflow in 2017, which was RMB4.013 billion. This was mainly due to repayment of more borrowings by the Company in this year compared to last year. As of 31 December 2018, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Pakistan Rupee were RMB14.317 billion, RMB927 million, RMB141 million and RMB33 million, respectively.

As of 31 December 2018, net current liabilities of the Company and its subsidiaries were approximately RMB76.407 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term loans at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on infrastructure construction and renovation projects

The capital expenditures for the year ended 31 December 2018 were RMB20.707 billion, mainly for construction and renovation of projects, including RMB2.931 billion for Shandong Power project, RMB1.679 billion for Yancheng Dafeng New Energy project, RMB1.114 billion for ShangAn Power Plant project, RMB789 million for Heilongjiang Power Generation project, RMB746 million for Anyang Energy project, RMB711 million for Dongguan Combined Cycle project, RMB661 million for Luoyuan Power Generation project, RMB598 million for Nanjing Xingang Integrated Energy project, RMB505 million for Kangbao Wind Power project, RMB451 million for Jiangxi Clean Energy project, RMB450 million for Rudong Baxianjiao Offshore Wind Power project, RMB435 million for Zhongxiang Wind Power project, RMB406 million for Hainan Power Generation project, RMB346 million for Fengjie Wind Power project, RMB343 million for Beijing Thermal Power project, RMB335 million for Dalian Thermal Power project, RMB303 million for Jiuquan Wind Power project, RMB278 million for Guigang Clean Energy project, RMB267 million for Huaining Wind Power project, RMB257 million for Jiangyin Combined Cycle project, RMB243 million for Mianchi Clean Energy project, RMB222 million for Diandong Energy project, RMB216 million for

Jilin Power Generation project, RMB207 million for Fuyuan wind power project, RMB206 million for Luoyuan Port project, RMB205 million for Luohuang Power Generation project, RMB198 million for Dezhou Power Plant, RMB194 million for Yizheng Wind Power project, RMB171 million for Dalian Power Plant project, RMB167 million for Shanxi Comprehensive Energy project, RMB165 million for Suzhou Co-generation Power project, RMB159 million for Changxing Power Plant project, RMB159 million for Fuzhou Power Plant project, RMB146 million for Panzhou Wind Power project, RMB146 million for Huaiyin Power project, RMB144 million for Diandong Yuwang Energy project, RMB141 million for Chaohu Power project, RMB139 million for Weihai Power project, RMB119 million for Luoyang Co-generation Power project and RMB119 million for Tongshan Wind Power. The capital expenditures of the Company’s operations in Singapore were RMB180 million. The expenditures on other projects were RMB3.456 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing. In the next few years, the Company will maintain its leading position in clean and efficient traditional energy, make further efforts to develop new energy and promote structural adjustment. It is expected that there will still be significant capital expenditures. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company are as following:

(Unit: RMB100 million)

Capital Expenditure Project	Capital Expenditure Plan for 2019	Cash resources arrangements	Financing costs and note on use

Thermal power projects	41.70	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.23	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	239.54	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	7.40	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Photovoltaic power projects	0.74	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Port	2.04	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Technology renovation	62.47	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2018, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB268.8 billion, which are granted by Bank of China, China Construction Bank and Agricultural Bank of China.

The Company completed issuances of unsecured super short-term bonds in 16 installments on 24 February, 2 March, 21 March, 23 March, 2 May, 2 May, 18 May, 30 May, 1 June, 24 August, 19 October, 16 November, 22 November, 23 November, 28 November and 6 December of 2018, at principal amount of RMB4 billion, 2 billion, 2 billion, 4 billion, 2.5 billion, 4 billion, 2 billion, 2 billion, 4 billion, 2 billion, 2.5 billion, 2 billion, 2 billion, 2 billion, 2 billion and 1 billion, with nominal annual interest rates of 4.35%, 4.35%, 4.40%, 4.45%, 4.25%, 4.08%, 3.98%, 3.80%, 4.05%, 2.80%, 3.20%, 2.78%, 3.10%, 3.05%, 2.78% and 3.30%, respectively. Each installment of the bonds was denominated in RMB, issued at par value, and would successively mature in 90 days, 90 days, 150 days, 180 days, 180 days, 150 days, 180 days, 90 days, 180 days, 90 days, 180 days, 90 days, 180 days, 180 days, 90 days and 270 days from the value date.

The company issued two tranches of unsecured medium-term notes of RMB3 billion and RMB2 billion on 2 May and 11 July, 2018 with nominal annual interest rates of 4.80% and 4.41%, respectively. The notes were denominated in RMB and issued at par value with maturity of three years from the date of issue.

The Company issued unsecured non-public debt financing instrument of RMB2.5 billion on 26 July, 2018 with a nominal annual rate of 4.68%. The instrument was denominated in RMB and issued at par value with maturity of in three years from the value date.

The company issued two tranches of unsecured corporate bonds on 4 April and 10 September 2018, at a principal amount of RMB1.5 billion and RMB5 billion, respectively, with nominal annual interest rates of 4.90% and 5.05%, respectively. The bonds were denominated in RMB and issued at face value with maturity of three and ten years from the date of issue, respectively.

As of 31 December 2018, short-term loans of the Company and its subsidiaries were RMB61.039 billion (2017: RMB80.251 billion), Loans from banks were charged at annual interest rates ranging from 3.30% to 11.51% per annum (2017: 3.74% to 5.50%).

As of 31 December 2018, short-term bonds payable by the Company and its subsidiaries were RMB11.541 billion (2017: RMB11.068 billion).

As of 31 December 2018, long-term loans (including those maturing within a year) of the Company and its subsidiaries were RMB150.169 billion (2017: RMB125.129 billion), of which RMB loans were RMB126.844 billion (2017: RMB110.073 billion), US dollar loans were approximately US$1.548 billion (2017: US$348 million), and Euro loans were approximately €22 million (2017: €30 million), Singapore dollar loans were S$2.472 billion (2017: S$2.539 billion), Japanese yen loans were ￥2.482 billion (2017: ￥2.593 billion). Among them, US dollar loans and Singapore dollar loans are all floating rate loans, and other foreign currency loans are fixed rate loans. For the financial year ended 31 December 2018, the annual interest rates of long-term bank loans were between 0.75% to 7.29% per annum (2017: 0.75% to 6.03%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the equity holders.

2.3	Other financing requirements

The objective of the Company is to bring steadily growing returns to equity holders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2018, the Company expects to pay a cash dividend of RMB1.570 billion.

2.4	Maturity profile of loans and bonds

Maturity Profile	2019	2020	2021	2022	2023
(RMB100 million)

Principal amount planned for repayment	971.60	315.01	465.98	199.14	113.13
Interest amount planned for repayment	102.93	64.67	49.72	33.97	25.16

Total	1,074.53	379.68	515.70	233.11	138.29

Note:This table was prepared by the principal and interest amount actually repaid accordingly to contracts already signed. The amount of principle to be paid in 2019 is relatively large because this includes expected repayment of short- term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

The Company is committed to innovative, coordinated, green, open and sharing development with the aim to create a clean, low-carbon, safe and efficient energy system. The Company would focus on quality and efficient growth which will be driven by reform and innovation, safeguarded by institutional mechanism, and led by supply-side structural reform, and therefore strive to become a world- class listed power generator with sound management, leading technologies, bests energy saving and environmental protection practices, reasonable structure, and excellent operations, corporate governance and market value.

The Company will respond to the needs of energy transformation and reform with strategic growth towards a green power producer, continue to focus on development and acquisition initiatives for building an integrated, large-scale clean energy base of production and distribution of renewable and thermal power as well as investment on offshore wind power base. The Company will enhance technological innovations on clean and efficient use of coal and make active efforts to develop a grid-source-load integrated co-generation network. The Company will comply with power market reform requirements to change from a business mainly engaged in power generation to a provider of integrated services ranging from power and heating generation, peak adjustment, power distribution and sale, energy storage, energy conservation and environmental protection; promote integration of industrial, supply and value chains, and strive to develop into an integrated energy service provider. With the upcoming era of artificial intelligence, the Company will carry out strategies towards digitalized operations, make consistent progress in building smart power plants, industrial Internet and online operation systems, and so as to increase the Company’s overall market competitiveness. The Company will rise to the needs from innovation-led development with strategies to recruit and maintain talented employees, laying down solid human resources basis for the Company’s business transformation and upgrading and high quality development.

D.	TREND ANALYSIS

2019 is expected to see the shift of China’s economy from high-speed growth to high-quality development characterized by accelerated optimization and upgrading of economic structure. The Chinese government will be consistently committed to supply-side, market-oriented structural reform, build upon the achievements from the initiatives of reducing overcapacity and excess inventory, deleveraging, lowering costs and identifying the underdeveloped sectors for improvement to make reinforced efforts on infrastructure development and promote energy production and consumption revolution, with the view to creating a clean, low-carbon, safe and efficient energy system. As local governments and competent authorities will actively comply with the requirements for stable investment, fixed assets investment is expected to maintain steady growth, which will provide strong support for power consumption growth.

Regarding the electricity market, considering market environment at home and abroad, assuming no occurrence of far-reaching extreme climate changes in 2019, total electricity consumption nationwide will grow by 5.5%, with newly installed generation capacity of approximately 110 million kW, of which thermal generation units will represent a slight increased percentage from last year. In 2019, annual utilization hours of thermal generating units are estimated to be 4,400 hours, representing slight increase from last year. In 2019, the Company will actively participate in the reform of power market, strengthen research and study of power supply and demand and market competition, and design flexible and effective marketing strategies. The Company will also actively participate in power market transactions, attach importance to power sales business, actively participate in the building of electricity trading market and auxiliary service market, continuously explore new business opportunities, make focused efforts to offer value-added services so as to consolidate high-quality client base and improve client stickiness, with the view to gradually transitioning from traditional energy vendor to integrated energy supplier, further enhancing the Company’s market competitiveness, and strengthening the Company’s position in the industry and market.

In the coal market, coal supply is expected to be sufficient with increased production from operation of new and expansion coal production projects which have been approved by competent Chinese government agencies, while the effect of environmental protection and safety production inspections, though continuing to weigh upon coal production, will be lessened in 2019. In spite of coal demand from large-scale infrastructure and other projects, consumption of coal by thermal power generators is expected to decrease due to the soft macro-economic conditions, uncertainty of China-U.S. trade relations, industrial transformation and upgrading, as well as increased supply of UHV-based clean energy and nuclear power. The railway capacity continues to increase as the operation of Menghua Railway is expected to ease the resources shortage in “two lakes and one river”. The general supply and demand in the electricity and coal market in 2019 will be eased compared with the tight balance in 2018, with the price moving downward and volatility further reduced. The Coal prices will gradually move to the green range.

In terms of capital market, the Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. Accordingly, it is expected that the market would have reasonably sufficient funding in 2019 and funding costs are expected to be consistent with slight decline.

The Company would seize the important strategic opportunities arising from power market reform, redesigning of energy ecosystem, and cross-sector integration to accelerate transformation to quality and efficient development driven by innovation based on improved existing capacities and optimized added capacities. The Company will develop from a business mainly engaged in power generation to a provider of integrated services ranging from power and heating generation, peak adjustment, power distribution and sale, energy storage, energy conservation and environmental protection, as well as highly value-added solutions and services, so as to promote growth of higher quality, efficiency and sustainability.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to equity holders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2018, Shenzhen Energy distributed RMB0.80 of cash dividend out of every 10 shares to its equity holders, and the Company held 992 million shares of Shenzhen Energy by 31 December 2018. These investments brought a net profit attributable to the equity holders of the Company of RMB148 million for the year ended 31 December 2018 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity holders of the Company of RMB111 million for the year ended 31 December 2018 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2018, the Company and its subsidiaries had 57,970 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2018, the Company provided guarantees of approximately RMB12.273 billion for the long-term bank loans of Tuas Power.

As of 31 December 2018, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2018, short-term loans of RMB461 million (2017: RMB24 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)
As of 31 December 2018, long-term loans of RMB0.986 billion (2017: RMB4.605 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB1.756 billion (2017: RMB5.166 billion).

(3)	As of 31 December 2018, long-term loans of approximately RMB8.938 billion (2017: RMB10.559 billion) were secured by future electricity and heating revenue of the Company and its subsidiaries.

As of 31 December 2018, the restricted bank deposits of the Company and its subsidiaries were RMB430 million (2017: RMB82 million).

As of 31 December 2018, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB1.774 billion (2017: RMB2.565 billion).

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

The financial information extracted from the 2018 annual financial statements has been prepared in accordance with the same accounting policies adopted in the 2017 annual financial statements, except for the accounting policy changes set out in Note 2 to the extracted financial information.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill impairment

The Company and its subsidiaries conducts impairment test on each individually recognized goodwill every year. In 2018, the management recognized goodwill impairment of approximately RMB409 million based on the impairment assessment.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As of 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB900 million and RMB3,915 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB421 million and RMB3,185 million, respectively.

2.	Impairment of other non-current assets

The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.

In 2018, impairment losses for certain property, plant and equipment and mining rights of approximately RMB990 million and RMB135 million have been recognized, respectively. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2018 due to oversupply and fierce competition within the electricity market. In addition, as a result of the low demand of coal-fired power in local market and site selection issues, management estimated the possibility of further development of a coal-fired power project and a wind power project was remote. Therefore the project under construction of two subsidiaries with a carrying value of RMB14 million and 8 million were fully impaired in 2018.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment, land use rights and mining rights impairment assessment. As at 31 December 2018, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectation, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment, land use rights and mining rights by approximately RMB460 million and RMB5,599 million, respectively; if fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment, land use rights and mining rights of the Company and its subsidiaries would increase by approximately RMB46 million and RMB1,598 million, respectively.

J.	RISK FACTORS

1.	Risks relating to coal market

The tight supply-demand condition in the coal market is expected to be generally eased in 2019 with coal prices moving towards the green range, but market risks still exist. First, the coal production capacity is further concentrated in the three leading coal-producing regions of Inner Mongolia, Shanxi and Shaanxi, where the local policies, extreme climate conditions and coal mine accidents would have an increasing impact on the national coal supply. Secondly, environmental safety inspection is conducted regularly to maintain high pressure on coal producers, which would have certain effect on utilization of production capacity in these regions. Thirdly, several coal chemical projects would be put into operation with significant demand for coal supply. Lastly, the transit center for the ports in Northern China is expected to migrate to Caofeidian in the next few years, which migration could further complicate the mismatch between railway capacity and the port resources and therefore affect the coal market.

2.	Risks relating to electricity market

In 2019, the national electricity consumption growth rate is expected to be 5.5%, which is 3 percentage points lower than that in 2018. The estimated new installed capacity is expected to be 110 million kilowatts. Based on 2018 utilization hours, the estimated electricity consumption growth would all come from operation of new generating units, and the oversupply of power generation would not change significantly. Market competition is increasingly intensified, creating uncertainty to the Company’s efforts to increase power generation and market share.

3.	Risks relating to electricity tariff

With issue of the policies to liberalize electricity consumption in coal, steel, nonferrous metals and building materials sectors, more and more electricity is sourced from market-based transactions. Medium and long- term transaction amounts continue to increase, the market share of inter- provincial transactions increase substantially, and spot transactions are accelerated. with an ever more diversified transaction types and models, market competition is extremely fierce and impose more downward pressure on electricity pricing.

4.	Risks relating to electricity trading policies

Traditionally advantageous areas are at risk of being affected by coal- restricted and inter-provincial trading policies. In 2019, the restrictions on total coal consumption in Hebei, Zhejiang, Shanghai, Jiangsu, Shandong and other regions are expected to be more stringent, which could further affect local power generation. The Chinese government will increase inter- provincial UHV electricity transmission, which could have a material effect upon the Company in a short term as we have more generating capacities in the receiving area than in the delivery area.

5.	Risks relating to environmental protection policies

The Chinese government is committed to resolute fight against pollution. The State Council has issued a three-year anti-pollution action plan requiring industrial enterprises such as power plants to further reduce emission of major air pollutants. Any power plant shall be held for legal liabilities if it fails to reinforce management on operation and maintenance of generating units and environmental protection facilities, or to ensure strict compliance with emission permit requirements, or to discharge pollutants in accordance with required intensity and amounts.

6.	Interest rate risks

Regarding our debts denominated in RMB, the central bank is expected to strengthen application of counter-cyclical adjustment measures as part of the its macro-control initiatives, which could lead to reduced interest rates at the money market and bond market and therefore lower the interest rates of the Company’s RMB debts generally in 2019. Regarding our debts denominated in other currencies, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2018, the entire issued share capital of the Company amounted to 15,698,093,359 shares, of which 10,997,709,919 shares were domestic shares, representing 70.06% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 29.94% of the total issued share capital of the Company. In respect of foreign shares, Huaneng Group held 472,000,000 shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, representing 3.01% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 32.28% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 9.91% of the total issued share capital of the Company, and held 74,139,853 shares through its controlling subsidiary, China Huaneng Finance Corporation Limited, representing 0.47% of the total issued share capital of the Company. Other domestic shareholders held a total of 4,301,783,399 shares, representing 27.40% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB56.173 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on the principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC GAAP and the International Financial Reporting Standards.

With respect to the dividend distribution plan for 2018, the Company proposed to declare a cash dividend of RMB0.10 (inclusive of tax) for each share to all shareholders. All dividends payable to shareholders will be subject to shareholders’ approval at the annual general meeting of the Company. Subject to the passing of the distribution plan at the annual general meeting, the Company expects to complete the final dividend payment on or before 28 August 2019.

As the Company has yet to confirm the date of the 2018 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2018 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2018 annual general meeting. Such notice is expected to be issued to shareholders in April 2019.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non- resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On that basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

In addition, in order to allow all shareholders to better share the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to investors in the next three years, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. according to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realised distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2018 were China Huaneng Group Fuel Co., Ltd., Shanxi Yangquan Coal Industry (Group) Company Limited, Jinneng Group Co., Ltd., China Energy Investment Corporation Limited and China National Coal Group Corporation respectively. The total purchase from them amounted to approximately RMB41.679 billion, representing approximately 31.5% of the total coal purchase of the year.

As a domestic power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2018 were State Grid Shandong Electric Power Company, State Grid Jiangsu Electric Power Company, State Grid Zhejiang Electric Power Company, Guangdong Power Grid Corporation and State Grid Henan Electric Power Company. The five customers accounted for approximately 49.5% of the operating revenue for the year.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five largest suppliers and customers of the Company mentioned above in 2018.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants, and Huaneng Group was also entrusted to manage certain coal assets of the Company.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it should treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into the Company. The Company had a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would take approximately five years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group would continue to perform each of its undertakings to support the development of its listed subsidiaries.

On 28 June 2014, with a view to further clarify the scope of the relevant agreement and in line with the requirements under the “Regulatory Guidelines for Listed Companies No. 4 – Undertakings and performance by Listed Companies and Listed Companies’ de facto Controllers, Shareholders, Related Parties and Acquirers”, and taking into account the actual situation, Huaneng Group further enhanced the aforesaid non-compete undertaking as follows: 1. the Company would be the sole platform for integrating the conventional energy business of Huaneng Group; 2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clean titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), in addition, the Company should have the right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province; 3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it would, by the end of 2016, inject into the Company such assets of which the profitability should have been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), so as to support a sustainable and stable development of the Company; 4. Huaneng Group would continue to perform each of its aforesaid undertakings in order to support the development of its subordinated listed companies.

Huaneng Group has diligently examined and analyses its performance on the 2014 undertakings, of which items (1) and (4) are long term undertaking and are being currently performed.

As of 31 December 2016, all coal fired generation assets of Huaneng Group located in Shandong region under the scope of undertakings had been injected into the Company, thus performance of the undertaking item (2) was completed within the term of the undertaking period.

As of 31 December 2016, all other non-listed coal fired power generation assets of Huaneng Group located in provincial administrative regions other than Shandong which met the conditions had been injected into the Company, thus performance of the undertaking item (3) was completed.

Huaneng Group will continue to perform the undertaking as made previously that it will procure relevant parties such as Huaneng Energy and Transportation (Holding) Company Limited to inject non-listed conventional energy assets located in Shandong to the Company after completion of the significant asset disposal transaction announced on 30 September 2017 by Shandong Xinneng Taishan Power Generation Co., Ltd.. On 31 July 2018, Taishan Power (a holding subsidiary of Huaneng Energy and Transportation (Holding) Company) and Shandong Company (a holding subsidiary of the Company) entered into an agreement, pursuant to which Taishan Power shall transfer the power plants purchased from Xinneng Taishan to Shandong Company in order to perform such undertaking made by Huaneng Group.

Currently, the Company has 12 directors and only 3 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC, and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2018.

DIRECTORS OF THE COMPANY

The directors of the Company during the year were as follows:

Name of Director	Position	Date of appointment

Shu Yinbiao	Chairman	Appointed on 30 January 2019
Huang Jian	Director	Appointed on 27 August 2008
Wang Yongxiang	Director	Appointed on 13 June 2017
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 21 February 2012
Cheng Heng	Director	Appointed on 13 June 2017
Lin Chong	Director	Appointed on 13 June 2017
Yue Heng	Independent Director	Appointed on 18 September 2014
Xu Mengzhou	Independent Director	Appointed on 23 June 2016
Liu Jizhen	Independent Director	Appointed on 13 June 2017
Xu Haifeng	Independent Director	Appointed on 13 June 2017
Zhang Xianzhi	Independent Director	Appointed on 13 June 2017

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiries have been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2018.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2018, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2018, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2018, the Directors and Supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No Director and Supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company have entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi has signed a confirmation letter by independent non-executive directors for 2018 on 18 March 2019 and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2018:

Name of shareholder	Number of Shares held at year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	32.28
HKSCC Nominees Limited	4,068,667,659	25.92
China Huaneng Group Co., Ltd.	1,555,124,549	9.91
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36
China Securities Finance Corporation Limited	492,186,504	3.14
China Hua Neng Group Hong Kong Limited	472,000,000	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.65
Fujian Investment & Development Group Co., Ltd.	321,814,185	2.05
Dalian Construction Investment Group Co., Ltd.	301,500,000	1.92
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 32% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 52% of the total remuneration.

(3)	Payments on pension, etc.

Contributions for various pension schemes such as social insurances, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management accounts for about 16% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent director a subsidy amounting to RMB60,000 (after tax) each year. The Company also reimburses the independent director for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent director any other benefit.

STAFF HOUSING

According to the relevant regulations of the state and local governments, the Company established a housing fund for the employees of the subsidiaries of the Company.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined medical insurance schemes for their staff, and have implemented effectively in accordance with the plan.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses for the period and capital construction expenditure during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s 2017 Annual General Meeting was held on 3 May 2018. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 4 May 2018.

2.
The Company’s 2018 First Extraordinary General Meeting was held on 30 January 2018. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 31 January 2018.

DISCLOSURE OF MAJOR EVENTS

1.
In October 2018, the Company successfully completed the non-public issuance of A shares. The Company issued a total of approximately 498 million A shares to seven placees at an issue price of RMB6.55 per share. The total proceeds from the issuance was RMB3.260 billion.

2.
The Company held the seventeenth meeting of the ninth session of the Board of Directors on 30 January 2019 to review and unanimously pass the “Proposal on Election of the Chairman of the Board of Directors” and approve the election of Mr. Shu Yinbiao as the Chairman of the ninth session of the Board of Directors of the Company. Due to age reasons, Mr. Cao Peixi resigned as Chairman and Director of the Company on 30 January 2019.

3.
The Company has reviewed and approved the proposal of appointment of President at the 14th meeting of the ninth session of the Board held on 31 July 2018, and appointed Mr. Zhao Keyu as President of the Company.

4.
Due to change in work, Mr. Liu Guoyue (Director and President of the Company), tendered his resignation report to the Board of Directors of the Company on 16 May 2018, requesting resignation from the positions of Director and President of the Company.

5.
Due to change in work, Mr. Fan Xiaxia (Director and Vice President) tendered his resignation report to the Board of Directors of the Company on 28 February 2018, requesting resignation from the positions of Director and Vice President of the Company.

6.
Due to change in work, Mr. Zhu Daqing, an Employee Supervisor of the Company, tendered his resignation report to the Supervisory Committee of the Company on 30 October 2018. In accordance with relevant regulations of the Company, the employees of the Company have unanimously elected Mr. Zhang Xiancheng as an Employee Representative Supervisor of the ninth session of the Supervisory Committee of the Company.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2018, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB19.8602 million.

LEGAL PROCEEDINGS

As at 31 December 2018, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has yet to confirm the date of the 2018 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2018 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2018 annual general meeting. Such notice is expected to be issued to shareholders in April 2019.

AUDITORS

As approved at the 2017 annual general meeting, KPMG Huazhen LLP was appointed as the Company’s domestic and U.S. 20F Annual Report auditor, and KPMG was appointed as the Company’s Hong Kong auditor for 2018.

As approved at the 2019 first extraordinary general meeting, Ernst & Young Hua Ming LLP has been approved as the Company’s domestic and U.S. 20F Annual Report auditor for 2019, and Ernst & Young has been approved as the Hong Kong auditor of the Company for 2019.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2018 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2018 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

REQUIREMENTS UNDER THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORTING GUIDELINES

In 2018, in accordance with the requirements under the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange, the Company has completed the preparation and disclosure of the Environmental, Social and Governance Report in due time and accordingly further improved its corporate image in capital market. The Environmental, Social and Governance Report of the Company for 2018 will be published on the websites of the Company and the Hong Kong Stock Exchange, respectively.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (A share version and H share version) will be published in April 2019. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2019. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6888

Hong Kong	Wonderful Sky Financial Group Limited
9th Floor, The Centre
99 Queen’s Road Central
Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Shu Yinbiao
Chairman

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
20 March 2019

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2018
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended
		31 December
	Note	2018	2017
			(Note i)

Operating revenue	3	169,550,624	152,459,444
Tax and levies on operations		(1,788,998)	(1,376,312)

Operating expenses
Fuel		(105,736,173)	(92,737,304)
Maintenance		(4,393,335)	(4,347,723)
Depreciation		(20,466,423)	(20,180,830)
Labor		(11,845,280)	(10,590,084)
Service fees on transmission and transformer facilities of HIPDC		(96,721)	(95,894)
Purchase of electricity		(4,678,431)	(3,787,032)
Others		(10,430,998)	(10,160,875)

Total operating expenses		(157,647,361)	(141,899,742)

Profit from operations		10,114,265	9,183,390

Interest income		234,604	198,906

Financial expenses, net
Interest expense		(10,486,412)	(9,749,004)
Exchange (loss)/gain and bank charges, net		(160,899)	144,359

Total financial expenses, net		(10,647,311)	(9,604,645)

Share of profits less losses of associates and joint ventures		1,823,415	425,215
Gain on fair value changes of financial assets/liabilities		726,843	856,786
Other investment (loss)/income		(278,669)	1,742,081

Profit before income tax expense	12	1,973,147	2,801,733

Income tax expense	4	(643,173)	(1,217,526)

Net profit		1,329,974	1,584,207

		For the year ended
		31 December
	Note	2018	2017
			(Note i)

Other comprehensive income/(loss), net of tax
Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		1,036	–
Share of other comprehensive loss of investees accounted for under the equity method		(18,858)	–

Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial assets (Note ii)		–	281,663
Gain on disposal of available-for-sale financial assets reclassified to profit or loss		–	(1,135,356)
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(241,587)	121,208
Effective portion of cash flow hedges		(503,182)	62,853
Translation differences of the financial statements of foreign operations		343,702	84,418

Other comprehensive loss, net of tax		(418,889)	(585,214)

Total comprehensive income		911,085	998,993

		For the year ended
		31 December
	Note	2018	2017
			(Note i)

Net profit attributable to:
– Equity holders of the Company		734,435	1,579,836
– Non-controlling interests		595,539	4,371

		1,329,974	1,584,207

Total comprehensive income/(loss) attributable to:
– Equity holders of the Company		340,101	1,023,118
– Non-controlling interests		570,984	(24,125)

		911,085	998,993

Earnings per share attributable to the Shareholders of the Company (expressed in RMB per share)
– Basic and diluted	13	0.03	0.10

Note:

(i)	The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2.

(ii)
This amount arose under the accounting policies applicable prior to 1 January 2018. As part of the opening balance adjustments as at 1 January 2018 the balance of this reserve has been reclassified to fair value reserve (non-recycling) and will not be reclassified to profit or loss in any future periods. See Note 2.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2018
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2018	2017
			(Note)

ASSETS

Non-current assets
Property, plant and equipment		282,061,272	284,328,093
Investments in associates and joint ventures		19,553,964	19,517,623
Investment property		232,554	217,406
Available-for-sale financial assets		–	1,604,993
Other equity instrument investments		2,083,419	–
Land use rights		11,450,034	11,264,785
Power generation licenses		4,014,972	3,916,246
Mining rights		1,511,186	1,646,271
Deferred income tax assets		2,282,585	2,300,091
Derivative financial assets		5,970	75,328
Goodwill		15,572,227	15,484,120
Other non-current assets	5	19,336,059	7,696,845

Total non-current assets		358,104,242	348,051,801

Current assets
Inventories		9,543,691	7,385,411
Other receivables and assets		6,455,911	6,081,517
Accounts receivable	6	29,278,938	25,447,595
Contract assets		11,058	–
Derivative financial assets		28,735	258,364
Bank balances and cash		15,832,788	9,364,823
Assets held for sale		647,948	–

Total current assets		61,799,069	48,537,710

Total assets		419,903,311	396,589,511

		As at 31 December
	Note	2018	2017
			(Note)

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,698,093	15,200,383
Other equity instruments	10	10,077,396	5,068,550
Capital surplus		26,194,931	24,114,400
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(340,337)	(675,054)
Retained earnings		34,665,305	35,793,257

		94,435,418	87,641,566

Non-controlling interests		21,686,252	19,973,038

Total equity		116,121,670	107,614,604

Non-current liabilities
Long-term loans		129,548,161	107,030,958
Long-term bonds	8	25,984,663	15,993,833
Deferred income tax liabilities		3,866,159	4,566,680
Derivative financial liabilities		231,308	148,486
Other non-current liabilities		5,945,136	5,284,462

Total non-current liabilities		165,575,427	133,024,419

Current liabilities
Accounts payable and other liabilities	9	35,138,680	38,900,132
Contract liabilities		1,976,647	–
Taxes payable		1,474,437	1,302,210
Dividends payable		1,267,833	1,735,426
Derivative financial liabilities		313,984	62,178
Short-term bonds		11,541,454	11,068,357
Short-term loans		61,038,772	80,251,348
Current portion of long-term loans		20,620,849	18,098,458
Current portion of long-term bonds		3,993,479	3,997,033
Current portion of other non-current liabilities		475,646	535,346
Liabilities held for sale		364,433	–

Total current liabilities		138,206,214	155,950,488

Total liabilities		303,781,641	288,974,907

Total equity and liabilities		419,903,311	396,589,511

Note:	The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 2.

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

The financial statements included in the annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of equity instrument investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

Non-current assets and disposal group held for sale are stated at the lower of carrying amount and fair value less costs to sell.

As at and for the year ended 31 December 2018, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2018, the Company and its subsidiaries have net current liabilities of approximately RMB76.4 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB268.8 billion as at 31 December 2018, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds, and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Company and its subsidiaries. Note 2 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Company and its subsidiaries for the current and prior accounting periods reflected in these financial statements.

2.	Principal Accounting Policies

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Company and its subsidiaries. Of these, the following developments are relevant to the Company and its subsidiaries’ financial statements:

(i)	IFRS 9, Financial instruments

(ii)	IFRS 15, Revenue from contracts with customers

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non- financial items.

The Company and its subsidiaries have applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Company and its subsidiaries have recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on reserves at 1 January 2018.

Other reserve in other comprehensive income
Transferred to fair value reserve (non-recycling) relating to equity instrument investments now measured at fair value through other comprehensive income	(574,657)

Fair value reserve (non-recycling)
Transferred from other reserve in other comprehensive income relating to equity instrument investments now measured at fair value through other comprehensive income and increase in fair value reserve (non-recycling) at 1 January 2018	944,603

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company and its subsidiaries have elected to use the cumulative effect transition method and have recognised the cumulative effect of initial application as an adjustment to the opening balance of equity as at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 18 and IAS 11. As allowed by IFRS 15, the Company and its subsidiaries have applied the new requirements only to contracts that were not completed before 1 January 2018, referred to as open contracts.

Since more than 95% of the Company and its subsidiaries’ revenue comprised of contracts with customers from rate-regulated sales of electricity and heat, where revenue continue to be recognised upon transmission to the customers. The adoption of IFRS 15 did not have a material impact on the consolidated financial statements.

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

3.	Revenue and segment information

(a)	Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated operating revenue with the Company and its subsidiaries’ reportable segments (Note 3(b)).

	PRC power segment	Overseas segment	All other segments	Inter- segment revenue	Total
		Note ii

For the year ended 31 December 2018
– Sales of power and heat	154,816,070	11,490,601	–	–	166,306,671
– Sales of coal and raw material	649,374	214,402	–	–	863,776
– Port service	–	–	441,637	(296,639)	144,998
– Transportation service	–	–	206,691	(153,334)	53,357
– Others	1,860,823	297,857	45,071	(21,929)	2,826,335

Total	157,326,267	12,002,860	693,399	(471,902)	169,550,624

Revenue:
– From contracts with customers within the scope of IFRS15					169,467,647
– From other sources					82,977

	PRC power segment	Overseas segment	All other segments	Inter- segment revenue	Total

For the year ended 31 December 2017 (Note i)
– Sales of power and heat	138,950,879	9,974,563	–	–	148,925,442
– Sales of coal and raw material	1,143,299	–	–	–	1,143,299
– Port service	–	–	470,498	(238,138)	232,360
– Transportation service	–	–	181,117	(107,287)	73,830
– Others	1,973,452	103,468	42,790	(35,197)	2,084,513

Total	142,067,630	10,078,031	694,405	(380,622)	152,459,444

Revenue:
– From contracts with customers within the scope of IFRS15					152,363,979
– From other sources					95,465

Note i:
The Company and its subsidiaries have initially applied IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS 18 and IAS 11.

Note ii:	Overseas segment mainly consists of the operations in Singapore and the operation in Pakistan (consolidated since December 2018, see note 14(b)).

The revenue from sales of power and heat and sales of coal and raw materials are recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service and maintenance service are recognised over time during the provision of service. The upfront fees of heating pipeline are recognised as revenue over the period of heat supply.

(b)	Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, overseas segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investment, gains on disposal of other equity instrument investment and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
	PRC power	Overseas	All other
	segment	segment	segments	Total

For the year ended 31 December 2018

Total revenue	157,636,808	12,002,860	693,399	170,333,067
Inter-segment revenue	–	–	(471,902)	(471,902)

External revenue	157,636,808	12,002,860	221,497	169,861,165

Segment results	3,596,245	(363,636)	389,876	3,622,485

Interest income	163,699	69,841	2,198	235,738
Interest expense	(9,879,911)	(465,099)	(101,694)	(10,446,704)
Impairment loss	(895,121)	(251,031)	–	(1,146,152)
Credit loss	(38,368)	(4,210)	–	(42,578)
Depreciation and amortisation	(18,909,485)	(774,625)	(142,179)	(19,826,289)
Net gain/(loss) on disposal of non-current assets	70,186	(1,052)	(11)	69,123
Share of profits less losses of associates and joint ventures	640,057	737,185	307,417	1,684,659
Income tax expense	(1,146,997)	134,573	(16,523)	(1,028,947)

For the year ended 31 December 2017 (Restated*)

Total revenue	142,578,381	10,078,031	694,405	153,350,817
Inter-segment revenue	–	–	(380,622)	(380,622)

External revenue	142,578,381	10,078,031	313,783	152,970,195

Segment results	2,307,505	(613,572)	302,191	1,996,124

Interest income	128,564	70,756	1,223	200,543
Interest expense	(9,128,621)	(450,928)	(145,112)	(9,724,661)
Impairment loss	(1,202,064)	(994)	(19,742)	(1,222,800)
Depreciation and amortisation	(18,361,594)	(856,979)	(189,764)	(19,408,337)
Net loss on disposal of non-current assets	(580,325)	(995)	(3)	(581,323)
Share of profits less losses of associates and joint ventures	28,796	(36,114)	307,923	300,605
Income tax expense	(1,675,083)	99,150	(5,386)	(1,581,319)

(Under PRC GAAP)
	PRC power	Overseas	All other
	segment	segment	segments	Total

31 December 2018
Segment assets	345,057,426	40,886,478	10,406,648	396,350,552

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	18,467,651	581,225	492,585	19,541,461
Investments in associates	12,351,738	–	3,275,398	15,627,136
Investments in joint ventures	1,111,854	–	1,239,876	2,351,730
Segment liabilities	(269,224,115)	(25,600,861)	(2,683,920)	(297,508,896)

31 December 2017 (Restated*)
Segment assets	337,297,224	28,526,428	9,978,885	375,802,537

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	25,930,607	260,240	328,061	26,518,908
Investments in associates	12,577,836	–	2,919,860	15,497,696
Investments in joint ventures	748,499	708,748	1,025,534	2,482,781
Segment liabilities	(266,816,265)	(14,000,442)	(3,026,229)	(283,842,936)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2018	2017 (Restated*)

External revenue (PRC GAAP)	169,861,165	152,970,195
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 14)	(310,541)	(510,751)

Operating revenue per IFRS consolidated statement of comprehensive income	169,550,624	152,459,444

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2018	2017 (Restated*)

Segment results (PRC GAAP)	3,622,485	1,996,124
Reconciling items:
Loss related to the headquarter	(354,162)	(170,210)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	166,864	143,794
Dividend income of available-for-sale financial assets	–	124,918
Dividend income of other equity instrument investments	1,168	–
Gains on disposal of available-for-sale financial assets	–	1,479,732
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 14)	7,121	145,682
Impact of other IFRS adjustments**	(1,470,329)	(918,307)

Profit before income tax expense per IFRS consolidated statement of comprehensive income	1,973,147	2,801,733

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2018	2017 (Restated*)

Total segment assets (PRC GAAP)	396,350,552	375,802,537
Reconciling items:
Investment in Huaneng Finance	1,391,431	1,336,777
Deferred income tax assets	3,143,465	3,010,787
Prepaid income tax	134,477	150,838
Available-for-sale financial assets	–	1,654,993
Other equity instrument investments	2,083,419	–
Corporate assets	338,113	395,148
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 14)	–	(3,657,352)
Impact of other IFRS adjustments**	16,461,854	17,895,783

Total assets per IFRS consolidated statement of financial position	419,903,311	396,589,511

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2018	2017 (Restated*)

Total segment liabilities (PRC GAAP)	(297,508,896)	(283,842,936)
Reconciling items:
Current income tax liabilities	(231,299)	(441,225)
Deferred income tax liabilities	(1,050,326)	(1,288,167)
Corporate liabilities	(2,864,737)	(3,632,847)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 14)	–	2,715,117
Impact of other IFRS adjustments**	(2,126,383)	(2,484,849)

Total liabilities per IFRS consolidated statement of financial position	(303,781,641)	(288,974,907)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 14)	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2018
Total revenue	169,861,165	–	–	(310,541)	–	169,550,624
Interest expense	(10,446,704)	(98,398)	–	58,690	–	(10,486,412)
Depreciation and amortisation	(19,826,289)	(26,122)	–	167,910	(1,231,613)	(20,916,114)
Impairment loss	(1,146,152)	–	–	(8)	(650,322)	(1,796,482)
Credit loss	(42,578)	–	–	1,611	–	(40,967)
Share of profits less losses of associates and joint ventures	1,684,659	–	166,864	–	(28,108)	1,823,415
Net gain/(loss) on disposal of non-current assets	69,123	(5)	–	–	(26,612)	42,506
Income tax expense	(1,028,947)	–	–	3,936	381,838	(643,173)

For the year ended 31 December 2017 (Restated*)
Total revenue	152,970,195	–	–	(510,751)	–	152,459,444
Interest expense	(9,724,661)	(126,900)	–	102,557	–	(9,749,004)
Depreciation and amortisation	(19,408,337)	(38,819)	–	280,295	(1,468,972)	(20,635,833)
Impairment loss	(1,222,800)	–	–	34,313	1,275	(1,187,212)
Share of profits less losses of associates and joint ventures	300,605	–	143,794	–	(19,184)	425,215
Net (loss)/gain on disposal of non-current assets	(581,323)	3,174	–	(20)	(38,287)	(616,456)
Income tax expense	(1,581,319)	–	–	7,851	355,942	(1,217,526)

*
Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) completed the acquisition of equity interests of certain companies from Taishan Power Limited Company (“Taishan Power”), see Note 14 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments of the prior year transactions. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortisation of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2018	2017

PRC	157,547,764	142,381,413
Overseas	12,002,860	10,078,031

Total	169,550,624	152,459,444

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2018	2017

PRC	317,850,476	319,534,533
Overseas	23,302,942	23,035,758

Total	341,153,418	342,570,291

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

In 2018, the revenue from grid companies under common control of State Grid Corporation of China within PRC power segment in total accounted for 76% of external revenue (2017: 76%). The sales from a subsidiary of State Grid Corporation of China at amount more than 10% of external revenue is as follow:

	For the year ended 31 December
	2018		2017
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	31,156,948	18%	28,659,891	19%

(c)	Contract balances

The contract assets primarily relate to the Company and its subsidiaries rights to consideration for service completed but not billed at the reporting date. There was no impact on contract assets as a result of the acquisition of subsidiaries (see Note 14). The contract assets are transferred to receivables when the rights become unconditional according to the contract.

The contract liabilities primarily relate to the advance received from customers for heat sales and heating pipeline upfront fees. As at 31 December 2018, the carrying amount of contract liabilities is RMB4,225 million. The contract liabilities of RMB1,375 million at the beginning of the year has been recognised as revenue of heat in 2018 and RMB187 million heat pipeline upfront fees recognised as revenue in year 2018.

4.	Income tax expense

	For the year ended 31 December
	2018	2017

Current income tax expense	1,418,993	1,942,238
Deferred income tax	(775,820)	(724,712)

Total	643,173	1,217,526

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2017: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2018	2017

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	27.82%	26.13%
Effect of tax losses not recognised	26.83%	18.45%
Effect of deductible temporary differences not recognised	5.92%	6.04%
Effect of non-taxable income	(28.53%)	(12.37%)
Effect of non-deductible expenses	11.22%	7.05%
Statutory tax concession	(6.38%)	0.26%
Others	(4.27%)	(2.10%)

Effective tax rate	32.61%	43.46%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2018 and 2017.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2017: 17%). The Company’s overseas subsidiary in Pakistan engaged in power generation business is entitled to an income tax exemption for a period of 30 years according to Pakistan 2015 Fiscal Act; the other subsidiary engaged in maintenance service is subject to income tax at the higher of 8% of its revenue and 31% of its profit.

5.	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2018	2017

Finance lease receivables*	10,811,603	617,187
VAT recoverable	3,282,075	2,741,604
Prepayments for pre-construction cost	987,469	937,161
Intangible assets **	698,541	697,884
Profit compensation from
Huaneng Group***	440,551	244,533
Prepaid territorial water use right ****	370,307	374,743
Prepayments for capacity quota	303,399	303,399
Prepaid connection fees	113,587	120,486
Others	2,328,527	1,659,848

Total	19,336,059	7,696,845

*
A subsidiary of the Company in Pakistan (“Ruyi Pakistan Energy”) entered into a power purchase agreement with Central Power Purchasing Agency (Guarantee) Limited (“CPPA-G”) to sell all of the electricity produced with regulated tariff mechanism approved by National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G.

**	The intangible assets primarily consist of software, patented technologies and etc. In 2018, there is no impairment provided for the intangible assets (2017: RMB Nil).

***
The Company acquired several subsidiaries including Shandong Power from Huaneng Group which was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profit of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2018, the fair value of above mentioned contingent consideration from Huaneng Group amounted to RMB991 million was recognised (31 December 2017: RMB860 million), which was recorded in other receivables and assets of RMB551 million, and other non-current assets of RMB440 million, respectively. The profit compensation related to year 2018 of RMB551 million was recorded in “other receivables and assets”.

****	The prepaid territorial water use right are amortized over the contractual period of 50 years.

6.	Accounts receivable

Accounts receivable comprised the following:

	As at 31 December
	2018	2017

Accounts receivable	24,804,671	21,948,753
Notes receivable	4,621,180	3,610,928

	29,425,851	25,559,681
Less: loss allowance	146,913	112,086

Total	29,278,938	25,447,595

The gross amounts of accounts receivable are denominated in the following currencies:

	As at 31 December
	2018	2017

RMB	26,879,470	24,633,465
S$ (RMB equivalent)	1,016,299	922,993
US$ (RMB equivalent)	6,673	3,223
PKR (RMB equivalent)	1,523,409	–

Total	29,425,851	25,559,681

The Company and its subsidiaries usually grant about one month’s credit period to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable. Ruyi Pakistan Energy entered into the power purchase agreement with CPPA-G with one month’s credit period.

As at 31 December 2018, no accounts receivable were secured to banks as collateral against loans (2017: nil).

Movements of loss allowance during the years are analysed as follows:

	2018	2017

Beginning of the year	(112,086)	(88,889)
Provision	(40,064)	(23,363)
Reversal	4,728	–
Write-off	607	167
Currency translation differences	(98)	(1)

End of the year	(146,913)	(112,086)

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2018	2017

Within 1 year	28,379,742	24,787,284
Between 1 to 2 years	833,358	576,564
Between 2 to 3 years	29,517	155,360
Over 3 years	183,234	40,473

Total	29,425,851	25,559,681

As at 31 December 2018, the maturity period of the notes receivable ranged from 1 to 12 months (2017: from 1 to 12 months).

7.	Dividends of ordinary shares and cumulative distribution of other equity instruments

(a)	Dividends of ordinary shares

On 19 March 2019 the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,570 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 3 May 2018, upon the approval from the annual general meeting of the shareholders, the Company declared 2017 final dividend RMB0.1 (2016: RMB0.29) per ordinary share, totaling approximately RMB1,520 million (2016: RMB4,408 million).

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2018, net profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB342 million, and the cumulative distribution paid in 2018 was RMB334 million.

8.	Long-term bonds

The Company issued corporate bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. The bond with the original maturity of 10 years had matured in May 2018 and the Company repaid the principal of RMB4 billion.

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2017: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB57.78 million (31 December 2017: RMB57.78 million) and RMB26.43 million (31 December 2017: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of those notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 31 December 2018, interest payable for the notes amounted to approximately RMB111.15 million (31 December 2017: RMB111.15 million).

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB11.02 million (31 December 2017: RMB11.02 million).

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rates of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB17.61 million. (31 December 2017: RMB17.61 million)

The Company issued corporate bonds with maturity of 3 years and 10 years in April 2018, September 2018 with face values of RMB1.5 billion and RMB5 billion bearing annual interest rates of 4.90% and 5.05%, respectively. The actual proceeds received by the Company were approximately RMB1.499 billion and RMB4.999 billion respectively. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 4.90% and 5.05%, respectively. Interest paid per annum during the tenure of the bonds is RMB73.50 million and RMB252.50 million, respectively. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB54.77 million and RMB78.17 million, respectively.

The Company issued medium-term notes with maturity of 3 years in May 2018, July 2018 with a face value of RMB3 billion and RMB2 billion bearing an annual interest rate of 4.80% and 4.41% respectively. The actual proceeds received by the Company were approximately RMB2.99 billion and RMB1.99 billion respectively. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rates of those notes are 4.91% and 4.97% respectively. Interest paid per annum during the tenure of the notes are RMB144 million and RMB88.20 million. As at 31 December 2018, interest payable for the notes amounted to approximately RMB96.26 million and RMB42.05 million, respectively.

The Company issued debt financing instrument with maturity of 3 years in July 2018 with a face value of RMB2.5 billion bearing an annual interest rate of 4.68%. The actual proceeds received by the Company were approximately RMB2.49 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.81%. Interest paid per annum during the tenure of the bonds is RMB117 million. As at 31 December 2018, interest payable for the bonds amounted to approximately RMB55.78 million.

9.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2018	2017

Accounts and notes payable	14,683,707	15,496,475
Payables to contractors for construction	12,353,097	14,491,632
Retention payables to contractors	1,557,737	2,008,106
Amounts received in advance	–	1,504,926
Accrued interests	1,152,767	947,302
Others	5,391,372	4,451,691

Total	35,138,680	38,900,132

As at 31 December 2018 and 2017, there were no notes payable secured by notes receivable.

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2018	2017

RMB	33,354,665	36,399,243
S$ (RMB equivalent)	561,064	556,881
US$ (RMB equivalent)	1,075,678	436,358
JPY (RMB equivalent)	10,088	2,469
EUR (RMB equivalent)	–	255
PKR (RMB equivalent)	137,185	–

Total	35,138,680	37,395,206

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2018	2017

Within 1 year	14,423,179	15,201,380
Between 1 to 2 years	143,514	196,082
Over 2 years	117,014	99,013

Total	14,683,707	15,496,475

10.	Other equity instruments

(a)	Other equity instruments as at 31 December 2018

Type of Instruments	Issuance Date	Category	Initial Distribution Rate	Issue Price	Number	Par Value	Initial Period	Conversion Condition	Conversion Result
				RMB’000		RMB’000

Bond A	September 2017	Equity Instrument	5.05%	0.1	25,000,000	2,500,000	3 years	None	None

Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None

Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	–	–	3,283,000	perpetual	None	None

Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	–	–	827,000	perpetual	None	None

Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	–	–	890,000	perpetual	None	None

Total						10,000,000

(b)	Major Provisions

In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5,000 million. The perpetual corporate bonds are issued at par value with initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (“the financing plan”) with the aggregate proceeds of RMB5,000 million. The financing plan has no fixed period with initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The financing plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

The perpetual corporate bonds and financing plan were recorded as equity in the consolidated financial statements. During the year ended 31 December 2018, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB342 million.

(c)	Changes of other equity instruments during 2018

	As at 1 January 2018		Issuance		Cumulative distributions		As at 31 December 2018
Type of Instruments	Number	Amount	Number	Amount	Accrual distribution	Distribution payment	Number	Amount
		RMB’000		RMB’000	RMB’000	RMB’000		RMB’000

Bond A	25,000,000	2,533,872	–	–	126,250	(126,250)	25,000,000	2,533,872
Bond B	25,000,000	2,534,678	–	–	129,250	(129,250)	25,000,000	2,534,678
Yingda Insurance Financing Plan (1st)	–	–	–	3,283,000	58,609	(52,801)	–	3,288,808
Yingda Insurance Financing Plan (2nd)	–	–	–	827,000	14,498	(13,035)	–	828,463
Yingda Insurance Financing Plan (3rd)	–	–	–	890,000	13,742	(12,167)	–	891,575

Total		5,068,550		5,000,000	342,349	(333,503)		10,077,396

11.	Additional financial information to the consolidated statement of financial statement

As at 31 December 2018, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB76,407 million (2017: RMB107,413 million). On the same date, total assets less current liabilities were approximately RMB281,697 million (2017: RMB240,639 million).

12.	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2018	2017

Total interest expense on borrowing	10,982,230	10,225,069
Less: amounts capitalised in property, plant and equipment	495,818	476,065

Interest expenses charged in consolidated statement of comprehensive income	10,486,412	9,749,004

Auditors’ remuneration-audit services	68,750	64,160
Operating leases charge	377,162	364,756
Fuel	105,736,173	92,737,304
Depreciation of property, plant and equipment	20,466,423	20,180,830
Amortisation of land use rights	344,068	341,125
Amortisation of other non-current assets	105,623	113,878

Impairment loss of property, plant and equipment	989,778	1,046,195
Impairment loss of goodwill	409,371	–
Impairment loss of land use rights	–	108,590
Impairment loss of mining rights	135,085	–
Impairment loss of other non-current assets	8,432	5,008
Recognition of loss allowance for receivables	40,967	27,682
Recognition/(reversal) of provision for inventory obsolescence	253,816	(263)

Net (gain)/loss on disposals of non-current assets	(42,506)	616,456

Government grants	(521,380)	(421,912)

Included in other investment income
– Gains on disposal of available-for-sale financial assets	–	(1,479,732)
– Dividends on available-for-sale financial assets	–	(124,918)
– Dividends on other equity instrument investments	(1,168)	–
– Gains on disposal of subsidiaries	–	(52,330)
– Loss on disposal of a joint venture (note 14(b))	270,741	–

Included in (gain)/loss on fair value changes of financial assets/liabilities
– Contingent consideration of the business combination (note 5)	(746,850)	(859,547)
– Loss on fair value changes of trading derivatives	20,007	2,761

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill, mining rights and impairment loss of other non-current assets, loss on disposal of a joint venture, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

13.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2018	2017

Consolidated net profit attributable to equity holders of the Company	734,435	1,579,836

Less: cumulative distribution of other equity instruments	342,349	68,600

Consolidated net profit attributable to ordinary shareholders of the Company	392,086	1,511,236

Weighted average number of the Company’s outstanding ordinary shares (’000)*	15,283,335	15,200,383

Basic and diluted earnings per share (RMB)	0.03	0.10

*          Weighted average number of ordinary shares:

	2018	2017
	’000	’000

Issued ordinary shares at 1 January	15,200,383	15,200,383
Effect of share issue	82,952	–

Weighted average number of ordinary shares at 31 December	15,283,335	15,200,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2018 and 2017.

14.	Business combinations

(a)	Acquisition from Taishan Power

On 31 July 2018, Shandong Power entered into an equity transfer agreement with Taishan Power to acquire:

•	80% equity interests of Laizhou Wind Power

•	80% equity interests of Shandong Laiwu Thermal Power

•	75% equity interests of Shandong Liaocheng Thermal Power

These entities are all mainly engaged in power generation and sales business. The acquisition was completed on 1 August 2018 (the acquisition date), when Shandong Power obtained the control over above mentioned entities through the corresponding voting rights obtained and consolidated them in its financial statement. The acquisition is expected to increase its generation capacity in relevant areas. The acquired business contributed consolidated revenue of RMB743 million and consolidated net loss of RMB92 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2018.

The total consideration is RMB1.173 billion after certain adjustments made in accordance with the equity transfer agreements, which has been settled in cash by 31 December 2018.

Acquisition Date

Total consideration	1,172,508
Non-controlling interests	276,713
Less: Fair value of total identifiable net assets	1,218,003

Goodwill	231,218

Total consideration	1,172,508

Less: Bank balances and cash of acquirees	122,699

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	1,049,809

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for tax purposes.

The Company incurred acquisition related cost amounted RMB0.96 million for financial advisory, legal and audit fees.

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Laizhou wind power	Shandong Laiwu Thermal Power	Shandong Liaocheng Thermal Power

	Fair value	Fair value	Fair value

Property, plant and equipment	568,177	1,888,021	736,577
Land use rights	30,232	67,245	301,114
Other non-current assets	2,007	5,124	836
Inventories	131	2,354	22,225
Other receivables and assets	4,461	12,277	8,622
Accounts receivable	47,274	137,573	55,246
Bank balances and cash	10,486	57,558	54,655
Long-term loans	(115,800)	(379,254)	(200,000)
Deferred income tax liabilities	–	(31,588)	(39,414)
Other non-current liabilities	–	(26,235)	(118,628)
Accounts payable and other liabilities	(62,059)	(162,237)	(122,774)
Taxes payables	(905)	(1,686)	(2,215)
Short-term loans	(150,000)	(550,000)	(34,000)
Current portion of long-term loans	(334,791)	(462,606)	–

Total identifiable net assets	(787)	556,546	662,244

The fair value of the identifiable assets and liabilities acquired in the acquisition were assessed based on independent valuation prepared by external valuers.

(b)	A subsidiary transferred from a joint venture

Hong Kong Energy, which has two wholly owned subsidiaries engaged in electricity production, sales and other relevant activities in Pakistan, was previously a joint venture established by a subsidiary of the Company and the other shareholder with 50%:50% equity interests. Previously, according to the terms in articles of association, Hong Kong Energy was jointly controlled by the two shareholders and therefore it was accounted for using equity method.

In December 2018, the other shareholder signed a voting in concert agreement whereby it agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Energy and its subsidiaries. As a result, Hong Kong Energy was included in the consolidated financial statements since then (aquisition date: 31 December 2018).

Acquisition Date

Non-controlling interests	1,314,040
Fair value of pre-existing interest in Hong Kong Energy	1,314,040
Less: Fair value of total identifiable net assets	2,628,080

Goodwill	–

The identifiable assets and liabilities of Hong Kong Energy as at the acquisition date are as follows:

Fair Value

Property, plant and equipment	275,889
Deferred income tax assets	2,919
Other non-current assets	10,205,870
Inventories	372,248
Other receivables and assets	1,030,858
Accounts receivable	1,523,409
Bank balances and cash	374,964
Long-term loans	(8,200,739)
Other non-current liabilities	(210,142)
Accounts payable and other liabilities	(675,009)
Taxes payables	(1,330)
Short-term loans	(1,560,108)
Current portion of other non-current liabilities	(510,749)

Total identifiable net assets	2,628,080

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		For the year ended 31 December
	Unit	2018	2017 (Restated)	Variance (%)

Operating revenue	Yuan	169,861,164,810	152,970,195,366	11.04
Profit before taxation	Yuan	3,436,354,148	3,574,358,581	(3.86)
Net profit attributable to equity holders of the Company	Yuan	1,438,881,447	1,742,482,005	(17.42)

Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	1,420,307,539	450,301,640	215.41
Basic and diluted earnings per share	Yuan/Share	0.07	0.11	(36.36)
Basic earnings per share (excluding non- recurring items)	Yuan/Share	0.07	0.03	133.33
Return on net assets (weighted average)%		1.88	2.39	Decreased by 0.51 percent points

Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		1.83	0.64	Increased by 1.19 percent points

Net cash flows from operating activities	Yuan	28,891,889,295	30,076,380,598	(1,184,491,303)

	Unit	31 December 2018	31 December 2017 (Restated)	Variance (%)

Total assets	Yuan	403,441,456,827	382,351,081,599	5.52
Total equity attributable to equity holders of the Company	Yuan	83,234,629,238	75,671,844,084	9.99

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to ordinary shareholders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the year/Weighted average equity attributable to equity holders of the Company (excluding non-controlling interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts expressed in RMB Yuan)
For the year ended
Non-recurring Items	31 December 2018

Net gain on disposal of non-current assets	69,118,603
Government grants recognised though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	620,336,947
The investment income of derivative financial instruments and other equity instrument investments (excluding effective hedging instruments related to operating activities of the company)	(39,080,333)
Reversal of doubtful accounts receivable individually tested for impairments	6,017,217
Net profit of acquirees under Common control before the acquisition date	(11,058,303)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(284,361,824)
Non-operating income and expenses besides items above	(228,258,863)

132,713,444

Impact of Income tax	(116,704,585)
Impact of non-controlling interests (net of tax)	2,565,049

Total	18,573,908

3	INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2018
(Amounts expressed in RMB, except for share data)

		For the year ended 31 December
		2018	2017	2018	2017
		Consolidated	Consolidated	The Company	The Company
			(Restated)

1. Operating revenue		169,861,164,810	152,970,195,366	50,040,119,723	46,971,764,368

Less:	Operating cost	150,659,436,086	135,661,915,334	44,453,842,538	41,100,892,086
	Taxes and surcharges	1,807,206,081	1,400,259,925	567,929,876	503,921,528
	Selling expenses	42,176,050	17,474,146	18,126,506	4,587,236
	General and administrative expenses	4,233,217,379	3,942,810,899	1,770,383,547	1,673,257,888
	Research and development expenses	46,219,278	45,122,564	40,932,718	41,974,972
	Financial expenses	10,470,289,200	9,506,760,877	4,381,744,452	3,674,075,219
	Including: Interest expenses	10,545,102,773	9,851,561,501	4,314,202,832	3,906,644,150
	Interest income	235,738,181	200,543,079	45,236,331	35,322,426
	Impairment losses	1,146,151,509	1,222,800,071	1,685,207,337	314,239,002
	Credit losses	42,578,214	–	98,838	–
Add:	Other income	625,212,597	547,383,168	176,846,811	187,372,223
	Investment income	1,572,854,761	2,170,157,376	2,914,296,582	7,047,709,734
	Including: investment income from associates and joint ventures	1,851,522,438	444,398,631	625,254,465	344,803,922
	Loss from changes in fair value	(20,007,041)	(2,760,442)	–	–
	Gain on disposal of non-current assets	56,493,019	62,179,798	–	13,661,160

2. Operating profit		3,648,444,349	3,950,011,450	212,997,304	6,907,559,554
Add:	Non-operating income	175,863,391	394,592,178	84,845,282	54,963,746
Less:	Non-operating expenses	387,953,592	770,245,047	112,062,598	270,221,645

3. Profit before income tax		3,436,354,148	3,574,358,581	185,779,988	6,692,301,655
Less:	Income tax expense	1,028,946,553	1,581,318,354	24,412,594	597,414,684

4. Net profit		2,407,407,595	1,993,040,227	161,367,394	6,094,886,971

(1)	Classification according to the continuity of operation
	– Continuous operating net profit	2,407,407,595	1,993,040,227	161,367,394	6,094,886,971

(2)	Classification according to ownership
	Attributable to:
	– Equity holders of the Company	1,438,881,447	1,742,482,005	161,367,394	6,094,886,971
	– Non-controlling interests	968,526,148	250,558,222	––	––

	For the year ended 31 December
	2018	2017	2018	2017
	Consolidated	Consolidated	The Company	The Company
		(Restated)

5. Earnings per share (based on the net profit attributable to equity holders of the Company)
Basic earnings per share	0.07	0.11	–	–
Diluted earnings per share	0.07	0.11	–	–

6. Other comprehensive (loss)/income, net of tax	(418,889,206)	(585,213,520)	(245,285,842)	(697,054,014)
Other comprehensive loss, net of tax, attributable to equity holders of the Company	(394,333,610)	(556,717,313)	(245,285,842)	(697,054,014)
(1) Items that will not be reclassified to profit or loss:
Including:
Fair value changes of other equity instrument investments	1,058,984	–	1,535,425	–
Share of other comprehensive loss of investees accounted for under the equity method (non- recycling)	(18,858,092)	–	(18,858,092)	–
(2) Items that may be reclassified subsequently to profit or loss:
Including:
Share of other comprehensive (loss)/income of investees accounted for under the equity method (recycling)	(241,587,264)	121,207,817	(241,587,264)	121,207,817
Fair value changes of available-for-sale financial asset	–	281,750,325	–	281,378,984
Effective portion of cash flow hedges	(469,664,609)	62,853,903	13,624,089	35,715,447
Translation differences of the financial statements of foreign operations	334,717,371	112,826,904	–	–
Gain on disposal of available-for-sale financial assets reclassified to profit and loss	–	(1,135,356,262)	–	(1,135,356,262)
Other comprehensive loss attributable to non- controlling interests, net of tax	(24,555,596)	(28,496,207)	–	–

7. Total comprehensive income	1,988,518,389	1,407,826,707	(83,918,448)	5,397,832,957

Attributable to
– Equity holders of the Company	1,044,547,837	1,185,764,692	(83,918,448)	5,397,832,957
– Non-controlling interests	943,970,552	222,062,015	–	–

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with “PRC GAAP”, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarised as follows:

	Consolidated net profit attributable to equity holders of the Company
	2017	2018 (Restated)
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	1,438,881	1,742,482

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation and amortisation of assets acquired in business combinations under common control (a)	(1,232,974)	(631,806)
Difference on depreciation related to borrowing costs capitalised in previous years (b)	(27,016)	(27,016)
Amortisation of the difference in the recognition of housing benefits of previous years (c)	(653)	(653)
Others	(198,628)	(105,300)
Applicable deferred income tax impact of the GAAP differences above (d)	381,838	355,942
Profit attributable to non-controlling interests on the adjustments above	372,987	246,187

Consolidated net profit attributable to equity holders of the Company under IFRS	734,435	1,579,836

(a)	Differences in accounting treatment on business combinations under common control and depreciation and amortisation under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in recent years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortised on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortised over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortised equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards. The contingent consideration not classified as equity are measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement period adjustments.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortisation in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortisation and disposal of related assets.

(b)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalised. In accordance with IFRS, the Company and its subsidiaries capitalised borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively. The current adjustments represent the related depreciation on capitalised borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognised on a straight-line basis over the estimated remaining average service lives of the employees.

(d)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Announcement 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
THE EIGHTEENTH MEETING OF THE NINTH SESSION OF THE BOARD OF DIRECTORS

On 19 March 2019, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the Eighteenth Meeting (the “Meeting”) of the Ninth Session of the Board at the headquarters of the Company. The notice and supplemental notice of Meeting were dispatched in writing on 4 March 2019 and 15 March 2019, respectively. Twelve Directors were eligible to attend the Meeting. The attendants of the Meeting included 12 Directors, either in person or by proxy. Mr. Wang Yongxiang (Director) was engaged by other matters, thus absent from the Meeting and appointed Mr. Shu Yinbiao (Chairman) as his proxy for voting. Mr. Guo Hongbo (Director) was engaged by other matters, thus absent from the meeting and appointed by Mr. Mi Dabin (Director) as his proxy for voting. Mr. Liu Jizhen (Independent Director) was engaged by other matters, thus absent from the Meeting and appointed Mr. Yue Heng (Independent Director) as his proxy for voting. The Supervisors, the senior management of the Company and the Secretary of the Board were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Shu Yinbiao (Chairman) presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2018 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2018 WAS APPROVED

3.	PROPOSAL ON PROVISION FOR IMPAIRMENT OF THE COMPANY’S MAJOR ASSETS

According to the relevant stipulations of PRC Accounting Standards for Business Enterprises No. 8 - Impairment of Assets, impairment provision of RMB1,188,729,700 has been recognized in the Company’s 2018 consolidated financial statements under the China Accounting Standards, thus reducing the current profit before tax by RMB1,188,729,700; impairment provision of RMB1,837,449,200 has been recognized under the International Accounting Standards, thus reducing the current profit before tax by RMB1,837,449,200. The main situation was as follows:

1.
An impairment provision of RMB421,769,000 has been recognized for Huaneng Yunnan Diandong Energy Limited Liability Company due to low utilization hours of generating units and operational losses, etc; impairment provision of RMB135,085,100 has been recognized for the Bailongshan Coal Mines due to increase in budget estimates and investment amount, which made it difficult for the anticipated income to make up for the investment amount. After estimation, an impairment provision of RMB135,085,100 has been recognized for the book mining rights.

An impairment provisions of RMB87,852,700, RMB48,584,800, RMB67,580,700 and RMB49,230,600 have been recognized for Huaneng Yushe Power Generation Co., Ltd., Huaneng Jining High-tech Zone Cogeneration Co., Ltd., Huaneng Qinbei Power Generation Co., Ltd. and Luoyang Yangguang Cogeneration Co., Ltd. respectively, as future profit levels of generating units of these four companies were affected by intensified competition.

2.
An impairment provision of RMB21,279,200 has been recognized for Huaneng Hainan Power Inc. Haikou Power Plant as generating units No. 4 and 5 were in reserve; the assets of water/electricity/gas supply and property were separated and transferred according to the requirements of the State-owned Assets Supervision and Administration Commission and an impairment provision of RMB20,493,300 has been recognized; an impairment provision of RMB12,119,000 has been recognized for Huaneng Jiaxiang Power Generation Co., Ltd. as the passageways were left unused for a long period of time.

3.
In the current year, a total inventory impairment of RMB253,816,200 has been recognized, mainly due to an impairment provision of RMB253,526,700 for reserve fuel (with a value higher than the market price) has been recognized for SinoSing Power Pte. Ltd. Other impairments amounted to RMB73,422,600, mainly comprising credit impairment losses of RMB42,578,200 recognized in accordance with the requirements of the Financial Instruments Accounting Standards; an impairment of RMB16,988,200 has been recognized for the preliminary expenses of the project; an impairment of RMB13,587,200 for construction-in-progress has been recognized for Huaneng Shanxi Taihang Power Generation Co., Ltd. due to suspension of construction.

4.
An impairment provision of RMB1,837,449,200 has been recognized at the international standard consolidation level, a difference of RMB648,719,500 as compared with the PRC standard. The above is mainly due to impairment of the goodwill of the subsidiaries, of which RMB304,984,200 for Huaneng Laiwu Power Generation Co., Ltd., RMB82,325,200 for Huaneng Hegang Power Generation Co., Ltd., RMB22,062,200 for Huaneng Jinan Huangtai Power Generation Co., Ltd.; an impairment of RMB237,638,600 for the assessed value-added amount of fixed assets of Huaneng Xinhua Power Generation Co., Ltd. at the time of acquisition has been recognized.

4.	PROPOSAL ON WRITING OFF THE COMPANY’S LOSS IN AND DISPOSAL OF ASSETS

The eligible impairment provision for the Company's assets to be disposed of for the year of 2018 are as follows:

The original value of Huaneng Power International, Inc. Changxing Power Plant's disposed fixed assets was RMB47,664,810.06 and the accumulated depreciation amounted to RMB35,869,054.76. The recognized impairment provision in the previous years was RMB11,795,755.30. The original value of Huaneng Qinbei Power Generation Co., Ltd.’s disposed intangible assets was RMB14,867,400.00 and the accumulated amortization amounted to RMB8,062,691.53. The recognized impairment provisions in the previous years amounted to RMB6,804,708.47. The above disposals have not affected the profit and loss of year 2018.

5.	THE FINAL FINANCIAL REPORT OF THE COMPANY FOR 2018 WAS APPROVED

6.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2018

After auditing by KPMG Huazhen (Special General Partnership) and KPMG, for the financial year ended 31 December 2018, according to China’s Accounting Standards for Business Enterprises and International Financial Reporting Standards, net profits attributable to the shareholders of the Company were RMB1,438.8814 million and RMB734.435 million respectively. According to the Company Law of the People’s Republic of China and the Company’s articles of association, the Company shall appropriate 10% of the profit after tax calculated according to China’s Accounting Standards for Business Enterprises as the statutory surplus reserve. The Company has the option to cease such apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. As the balance of the Company’s statutory surplus reserve was more than 50% of the registered capital, statutory surplus reserve was not appropriated in year 2018. Discretionary surplus reserve was not appropriated in year 2018.

The proposed profit distribution plan of the Company for year 2018 was as follows: based on the Company’s total share capital, a cash dividend of RMB0.1 (inclusive of tax) per ordinary share will be paid to all shareholders of the Company. It is anticipated that RMB1,569.81 million will be paid as cash dividend.

7.	THE SELF-EVALUATION ON INTERNAL CONTROL FOR 2018 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2018 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

8.	THE COMPANY’S ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT FOR 2018 WAS APPROVED

9.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2018 WAS APPROVED

10.	THE SPECIFIC REPORTS ON THE STATUS REGARDING THE DEPOSIT AND ACTUAL USE OF THE FUNDS RAISED BY THE COMPANY

11.	THE COMPANY’S ANNUAL REPORT FOR 2018 WAS APPROVED

12.	RESOLUTIONS REGARDING THE ISSUES OF SHORT-TERM DEBENTURES, SUPER SHORT-TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT)

It was agreed that (1) from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting, the Company be authorised to issue (in either one or multiple tranches) short-term debentures (“Short-term Debentures”) with a principal amount not exceeding RMB10 billion, super short-term debentures (“Super Short-term Debentures”) with a principal amount not exceeding RMB30 billion, and the non-public placement of debt financing instrument (“Private Placement of Debt Financing Instrument”) with a principal amount not exceeding RMB6 billion (i.e. the outstanding principal balance of the Short-term Debentures in issue shall not exceed RMB10 billion, the outstanding principal balance of the Super Short-term Debentures in issue shall not exceed RMB30 billion and the outstanding principal balance of the Private Placement of Debt Financing Instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) for use to enhance the debt structure, expand the debt channel and to reduce the finance costs of the Company; (2) approval to be sought at the general meeting for unconditional general mandate(s) to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of the Debt Financing Instruments in accordance with the needs of the Company and the market conditions, including but not limited to the final principal amount of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of the Debt Financing Instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

13.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS WAS APPROVED

i.
It was resolved that from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall be authorised to issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB50 billion or equivalent in or outside the People’s Republic of China. Such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD-denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement of the debt financing instruments issued in the domestic interbank bond market.)

ii.
It was proposed that approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid from the date on which approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

14.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

It was agreed that the Board be granted the general mandate to issue domestic shares and/or overseas listed shares. Details of the mandate are set out below:

(1)
Subject to paragraphs (3), (4) and (5) below and pursuant to the Company Law of the People’s Republic of China (the “PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price or the new shares to be issued (including price range):

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the 2018 annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed: and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
the Company shall not issue securities convertible into shares for cash consideration unless the initial conversion price is not lower than the Benchmarked Price (as hereinafter defined below) of the shares at the time of the relevant placing, and the Company shall not issue warrants, options or similar rights to subscribe for (i) any new shares of the Company; or (ii) any securities convertible into new shares of the Company, for cash consideration under the General Mandate (as defined below);

(6)	For the purpose of this resolution:

“Benchmarked Price” means the higher of:

(a)	the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as hereinafter defined); and

(b)	the average closing price in the 5 trading days immediately prior to the earlier of:

(i)	the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the General Mandate (as defined below);

(ii)	the date of entering into the placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

(iii)	the date on which the placing or subscription price is fixed;

“General Mandate” means the general mandate to be approved in this resolution;

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; and

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(7)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(8)
The Board (or the Directors authorised by the Board) or Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations or the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this General Mandate.

15.	PROPOSAL ON THE 2018 IMPLEMENTATION STATUS OF THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED IN 2016

1.
The special audit report (KPMG Huazhang zhuan zi No. 1900688) provided by KPMG Huazhen LLP detailing the differences between the actual net profit/(loss) for 2018 and the forecasted net profit for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant, being the subsidiaries acquired by Huaneng Power International, Inc. from Huaneng Shandong Power Generation Limited, was agreed.

2.
It was agreed that China Huaneng Group Co., Ltd. should pay the amount of RMB550.832 million in cash as profit compensation according to the terms of the Profit Forecast Compensation Agreement entered into between China Huaneng Group and Huaneng Power International, Inc.

3.
Mr. Zhao Keyu (general manager) was authorized to take appropriate actions to deal with other related matters according to the actual situation and in principle of safeguarding the best interest of the Company.

16.	PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

It was agreed that the articles of association of the Company be amended and the same shall be submitted to shareholder’s general meeting for approval.

17.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2018

As resolutions number 2, 5, 6, 12, 13, 14 and 16 above should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2018 and submit the said proposals at the annual general meeting for 2018 for consideration and approval. Details including the time, venue and agenda of the meeting will be announced by the Board by way of a separate notice of annual general meeting.

According to the relevant listing rules of the places where the Company’s shares are listed, the Company’s directors, Shu Yinbiao, Huang Jian and Wang Yongxiang (all being related Directors), have abstained from voting on the above resolution number 15. The Independent Directors of the Company have approved the above resolution number 6, and provided their opinions.

The above resolutions were passed on 19 March 2019 in Beijing.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
20 March 2019

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

IMPLEMENTATION STATUS FOR 2018 IN RELATION TO THE PERFORMANCE UNDERTAKING REGARDING CERTAIN ASSETS ACQUIRED BY THE COMPANY IN 2016

References are made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

As disclosed in the Announcement and the Circular, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (which was transferred as Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant since September 2018 (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, “Profit Forecast Companies”, and individually, “Each Profit Forecast Company”) would not be less than the forecasted net profit. For 2018, the forecasted net profit for Each Profit Forecast Company was as follows:

Unit: RMB10,000
Company name	Direct or indirect interest held by Huaneng Group at time of equity transfer	Forecasted net profit for 2018

Huaneng Laiwu Power Generation Limited	80.00%	57,698.23
Huaneng Jiaxiang Power Generation Limited	50.00%	4,869.78
Huaneng Jining Canal Power Generation Limited	98.35%	17,122.24
Huaneng Liaocheng Thermal Power Limited	75.00%	7,320.51
Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant	100.00%	4,867.51

According to the the specific audit report provided by KPMG Huazhen LLP, the aggregate difference between the actual net profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2018 for the Profit Forecast Companies was RMB807.165 million. As the Actual Net Profit of Each Profit Forecast Company for 2018 fell short of the forecasted net profit and according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, Huaneng Group should compensate the Company the sum of RMB550.832 million. The compensation, which shall be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the specific audit report.

The Company will publish a further announcement once the compensation amount aforesaid is paid by Huaneng Group.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)
Yue Heng (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)

Beijing, the PRC
20 March 2019

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Huaneng Power International, Inc. (“the Company”) completed the non-public offering of A shares in October 2018. The total number of ordinary shares of the Company increased to 15,698,093,359 shares, and the registered capital is proposed to be changed to RMB15,698,093,359. As considered and approved at the Eighteenth Meeting of the Ninth Session of the board of directors of the Company, the board proposed to amend the articles of association accordingly.

Details of the amendments are as follows:

No.	Original provision	Provision after the amendments
1.
Article 16. With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time. All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

Article 16. With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time. All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

No.	Original provision	Provision after the amendments
1.
Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic- invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.
Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic- listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.
After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic- invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.
Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic- listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.
After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

No.	Original provision	Provision after the amendments
1.
Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.
Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and
1.5 billion domestic-listed domestic-invested shares in December 2010.
After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.
Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.
After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the number of ordinary shares was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.
Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and
1.5 billion domestic-listed domestic-invested shares in December 2010.
After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.
Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.
After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the number of ordinary shares was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

No.	Original provision	Provision after the amendments
1.
As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.
The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are held by holders of overseas-listed shares.

As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.
After the above issuance of shares, ~~The existing structure of~~ the Company’s share capital structure is as follows ~~capital is as follows:~~ the total number of issued ordinary shares ~~of the Company~~ is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are held by holders of overseas-listed shares.
Authorized by the special resolution of the Company’s general meeting of shareholders and approved by the relevant departments of the PRC government, the Company completed the issuance of 497,709,919 domestically listed domestic shares in October 2018.
The Company’s current share capital structure is as follows: the total number of issued ordinary shares of the Company is 15,698,093,359 shares, of which 10,997,709,919 shares are held by holders of domestic-listed shares , accounting for approximately 70.06% of the Company’s total share capital, and 4,700,383,440 shares are held by holders of overseas-listed shares, accounting for approximately 29.94% of the Company’s total share capital.

2.	Article 20. The registered capital of the Company is RMB15,200,383,440.	Article 20. The registered capital of the Company is RMB~~15,200,383,440~~15,698,093,359.

Apart from the amendments set out above, the rest of the articles shall remain unchanged.

The above amendments will take effect after being considered and approved at the 2018 annual general meeting of the Company.

A circular containing, among other things, details of the proposed amendments to the articles of association will be dispatched by the Company to the shareholders as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Jinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)W
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
20 March 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     March 20, 2019